Exhibit 10.1

Stock Purchase Agreement

dated as of January 15, 2014

by and among

Kapsch TrafficCom IVHS Inc.

as Purchaser

and

Powell Industries, Inc.,

as Seller

-i-

-ii-

-iii-

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of January 15, 2014, is made by and among Kapsch TrafficCom IVHS Inc., a Delaware corporation (“Purchaser”), and Powell Industries, Inc., a Delaware corporation (“Seller”). Purchaser and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

Background

Seller is the owner of all of the capital stock of Transdyn, Inc., a Delaware corporation (the “Company”). The Company is engaged in the business of providing professional services in the design, integration, and support of high-availability control, security/surveillance, and communication systems (the “Business”). Seller desires to sell One Thousand (1,000) shares of Common Stock of the Company, which constitute all of the issued and outstanding capital stock of the Company (collectively referred to as the “Shares”) to Purchaser, and Purchaser desires to purchase the Shares from Seller, as a result of which sale Purchaser will become the sole owner of the Shares, on the terms and conditions set forth in this Agreement.

Agreement

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE 1.

DEFINITIONS

Section 1.01 Definitions.

In this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall mean any proposal or offer made by any Person other than Purchaser to acquire any part of the business or properties of the Company or any capital stock of or equity interest in the Company, whether by merger, consolidation, tender offer, exchange offer, sale of assets or similar transactions.

“Action” means any judicial, administrative or arbitral action, suit, proceeding (public or private), claim or governmental proceeding.

“Affiliate” means, with respect to any Person, (x) a director, officer or stockholder of such Person or (y) any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of determining whether a Person is an Affiliate, the term “control” and its correlative forms “controlled by” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise.

“Agreement” shall have the meaning ascribed to such term in the first paragraph hereof.

“Basket Amount” shall have the meaning ascribed to such term in Section 7.05(a) hereof.

“Books and Records” shall have the meaning ascribed to such term in Section 5.02(c) hereof.

“Business” shall have the meaning ascribed to such term in the Background section of this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York State are authorized or required by law to close.

“Cap” shall have the meaning ascribed to such term in Section 7.05(a).

“Closing” shall have the meaning ascribed to such term in Section 2.03 hereof.

“Closing Balance Sheet” means the unaudited balance sheet of the Company as of the Closing as finally determined and binding upon the Parties as provided for in Section 2.07 hereof.

“Closing Date” shall have the meaning ascribed to such term in Section 2.03 hereof.

“Closing Net Working Capital” means the Net Working Capital of the Company as of the Closing as finally determined and binding upon the Parties as provided for in Section 2.07 hereof.

“COBRA” means the Consolidated Budget Reconciliation Act of 1985, as amended, together with the regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning ascribed to such term in the Background section of this Agreement.

“Company VEBA” means a VEBA whose members include employees of the Company or any ERISA Affiliate of the Company.

“Competitive Business” shall have the meaning ascribed to such term in Section 5.05(a)(i) hereof.

“Confidentiality Agreement” means the Confidentiality Agreement, dated July 24, 2013, between Seller and Kapsch TrafficCom Holding Corp.

“Continued Employees” shall have the meaning ascribed to such term in Section 5.10(a) hereof.

“Contract” means any written or oral contract, agreement, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, instrument or other commitment or obligation.

“Current Assets” means, on a particular date, without duplication, the aggregate cash, accounts receivable, income taxes receivable, inventory and prepaid expenses (excluding deferred tax assets) of the Company, in each case as determined in accordance with GAAP.

“Current Liabilities” means, on a particular date, without duplication, the aggregate current Liabilities, including without limitation trade accounts payable, accrued payroll and benefits and any other accruals (including accrued tax liabilities but excluding deferred tax liabilities of the Company), in each case as determined in accordance with GAAP.

“Disclosure Supplement” shall have the meaning ascribed to such term in Section 5.08(a) hereof.

“Dispute Notice” shall have the meaning ascribed to such term in Section 2.07(b) hereof.

“Employee Plans” shall have the meaning ascribed to such term in Section 3.20(a) hereof.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, encumbrance, conditional sale agreement, retention agreement, easement, deed of trust, hypothecation, conditional sale or restriction on transfer of title or voting.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from: (a) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by the Company; or (b) circumstances forming the basis of any violation of any Environmental Law.

“Environmental Law” means all federal, state, provincial, local and foreign laws and regulations relating to pollution or protection of human health or the environment, including without limitation, laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials. Environmental Laws include, but are not limited to the to the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA); the Resource Conservation and Recovery Act (RCRA); the Toxic Substances Control Act (TSCA); the Clean Air Act (CAA); the Federal Water Pollution Control Act (FWPCA); the Safe Drinking Water Act (SDWA), the National Environmental Policy Act (NEPA), the Oil Pollution Act (OPA), and the Occupational Safety and Health Act (OSHA), as these laws have been amended and/or supplemented from time to time, and any analogous state, provincial, local and foreign statutes, rules or ordinances and the regulations promulgated pursuant thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning ascribed to such term in Section 3.20(c) hereof.

“Escrow Account” means that certain escrow account established pursuant to the Escrow Agreement.

“Escrow Agreement” shall have the meaning ascribed to such term in Section 2.04(f) hereof.

“Escrow Amount” means $1,600,000.

“Existing LOC/Bonds” means any letters of credit as well as any performance, bid, maintenance and other bonds posted by Seller or its Affiliates in connection with projects, jobs and other commercial obligations of the Company outstanding as of the Closing and any written guarantees of obligations of the Company by Seller or any of its Affiliates.

“Final Purchase Price” shall have the meaning ascribed to such term in Section 2.07(f) hereof.

“Financial Statements” shall have the meaning ascribed to such term in Section 3.08(a) hereof.

“Foreign Government Scheme or Arrangement” shall have the meaning ascribed to such term in Section 3.20(h) hereof.

“Foreign Plan” shall have the meaning ascribed to such term in Section 3.20(h) hereof.

“GAAP” means U.S. generally accepted accounting principles applied consistently by the Company for past periods.

“Governmental Authority” means any government or governmental, administrative or regulatory body thereof, whether federal, state, provincial, local or foreign, any agency or instrumentality thereof and any court, tribunal or judicial or arbitral body thereof.

“Governmental Order” means any order, writ, judgment, stipulation, determination, or award made, issued, or entered into by or with any Governmental Authority.

“Hazardous Materials” means all substances listed, defined, designated, or classified as a Hazardous Substance pursuant to Section 101 of CERCLA, and the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Part 300, and any other hazardous waste, pollutant, contaminant, extremely hazardous substance, toxic material, oils, or other petroleum hydrocarbon constituents defined as such by, or regulated as such under, any Environmental Law.

“Indebtedness” means without duplication (a) all indebtedness for borrowed money, whether direct or indirect; (b) all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired and subject thereto; (c) all guarantees, endorsements and other contingent obligations in respect of Indebtedness of others; (d) the deferred portion or installments of purchase price, and any amounts reserved for the payment of a contingent purchase price, in connection with the acquisition of any business; (e) obligations to reimburse issuers of any letters of credit or of bid, performance, maintenance and other bonds; (f) any obligation evidenced by bonds, debentures, notes or similar instruments; and (g) capitalized lease obligations; provided that Indebtedness shall not include (w) any item that would constitute Indebtedness solely between the Company and Seller, (x) operating leases, or (y) accounts payable, accrued expenses, and other liabilities to the extent and in the amounts reflected on the final Closing Balance Sheet used to determine final Closing Net Working Capital pursuant to Section 2.07.

“Indebtedness Amount” means the aggregate amount of any Indebtedness that is either (x) an obligation of the Company or (y) secured by any Encumbrance on any of the Shares or (other than a Permitted Encumbrance) on any assets of the Company, but excluding (a) the Existing LOC/Bonds, (b) all outstanding commitments by Seller or its Affiliates to cause additional letters of credit or bonds to be issued on behalf of or for the benefit of the Company pursuant to contract bids or proposals outstanding, and (c) obligations in respect of capitalized leases disclosed on Schedule 3.14(a) as Material Contracts, if any.

“Indemnified Party” shall have the meaning ascribed to such term in Section 7.04(a) hereof.

“Indemnifying Party” shall have the meaning ascribed to such term in Section 7.04(a) hereof.

“Independent Accounting Firm” shall have the meaning ascribed to such term in Section 2.07(c) hereof.

“Intellectual Property” means all domestic and international intellectual property, including (i) all trademarks, service marks, brand names, certification marks, collective marks, domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, including all renewals of same, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (ii) all inventions, improvements, and discoveries (or similar industrial property rights), whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part, renewals, extensions and reissues and all rights corresponding thereto throughout the world (collectively, “Patents”); (iii) all trade secrets, confidential information (whether or not rising to the level of a protectable trade secret) and know-how, whether or not such information has been reduced to writing or other tangible form, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists, supplier lists and including all documents and things embodying, incorporating, or referring in any way to the foregoing (collectively, “Trade Secrets”); (iv) all published and unpublished works of authorship in any media, whether copyrightable or not (including without limitation databases and other compilations of information), including mask works (as defined in 17 U.S.C. §901) and computer software, source code, object code, firmware, web sites, and other works of authorship, including copyrights therein and thereto, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof and all rights corresponding thereto throughout the world (collectively, “Copyrights”); (v) any other intellectual property or proprietary rights; (vi) all licenses to any of the foregoing; and (vii) all rights to sue for past, present and future infringements of (and in the case of Trademarks dilution of or injury to the goodwill associated with) the foregoing Trademarks, Patents, Trade Secrets and Copyrights and other intellectual property or proprietary rights and all proceeds of the foregoing, including without limitation, licenses, royalties, income, payments, claims, damages, and proceeds of suit.

“IFRS” shall have the meaning ascribed to such term in Section 4.05(a) hereof.

“IP Contracts” means all Contracts relating to Intellectual Property, including Contracts granting the Company and its Affiliates rights to use the Intellectual Property of other Persons, license agreements, non-assertion agreements, royalty agreements, settlement agreements, agreements granting rights to use Intellectual Property, Trademark coexistence agreements, and Trademark consent agreements

“IT Assets” means computers, computer software, communications systems, hardware, databases and data, firmware, middleware, servers, workstations, screens, terminals, peripherals, routers, hubs, switches, data communications lines, cabling and other electronic equipment, all other information technology equipment used by, leased, or licensed to the Company or its Subsidiaries and services relating to any of the foregoing, and all associated documentation of the Company and its Subsidiaries.

“IT Contracts” shall have the meaning ascribed to such term in Section 3.15(f) hereof.

“knowledge”, “known by” or “known” (and any similar phrase) means that an individual will be deemed to have "knowledge" of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual would be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation within the scope of his or her respective job duties, if applicable, concerning the existence of such fact or other matter. For purposes of this Agreement, Seller will be deemed to have "knowledge" of a particular fact or other matter only if Don R. Madison or Mark Thompson has knowledge of such fact or other matter or would reasonably be expected to have knowledge of such fact or other matter following due inquiry of the Management Team. For purposes of this Agreement, Purchaser will be deemed to have “knowledge” of a particular fact or other matter if any of Gerhard Plaschka or Christopher Murray has knowledge of such fact or other matter.

“Law” means any statute, law, ordinance, regulation, rule, guideline, code or other requirement of any Governmental Authority in effect on or prior to the Closing Date, including but not limited to any Environmental Law.

“Leased Real Property” shall have the meaning ascribed to such term in Section 3.16(b) hereof.

“Liability” means any Indebtedness, loss, damage, adverse claim, fine, penalty, liability or obligation of any kind, whether direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute, contingent, matured or unmatured, liquidated or unliquidated, disputed or undisputed, due or to become due and whether in contract, tort, strict liability or otherwise.

“Losses” shall mean damages, liabilities, losses, costs or expenses including reasonable attorneys’ fees; provided, however, that "Losses" shall not include special, incidental, exemplary, indirect or consequential damages (except to the extent that a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be, is obligated to make a payment to a third party for any amount based on the foregoing categories). Without limitation of the foregoing, for the purpose of clarity it is hereby confirmed that Losses may include expenses for Taxes.

“Management Team” means each of Mark Thompson, Don R. Madison, Samuel “Tracy” Bumpers, Tony Pable, Ronald P. Vendetti and S. Brent Karickhoff.

“Material Adverse Effect” means a change, event or circumstance, the effect of which is or would reasonably be anticipated to be both material and adverse to the assets, liabilities, business, results of operations or financial condition of the Company, either individually or taken as a whole; provided, however, that Material Adverse Effect shall not include any change, event or circumstance resulting from, relating to or arising out of: (a) changes in Law or in GAAP or interpretations thereof; (b) the execution or (subject to

Section 10.14) the announcement of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Purchaser or any communication by Purchaser regarding the plans or intentions of Purchaser with respect to the conduct of the Business and including the resignation or termination of any employee; (c) the taking of any action by Seller or the Company specifically contemplated and permitted by the terms of this Agreement; (d) any occurrence, condition, change, event or effect to the extent resulting from or relating to changes in general economic, business or financial market conditions: (e) any occurrence, condition, change, event or effect that affects the industry in which the Business operates generally (including changes in general market prices and regulatory changes affecting such industry generally), in each case to the extent that the Company is not affected in a disproportionate manner to other competitors in its industry; and (f) acts of war, sabotage or terrorism, military actions or the escalation thereof.

“Material Contracts” shall have the meaning ascribed to such term in Section 3.14(a) hereof.

“Material Customers” shall have the meaning ascribed to such term in Section 3.26(a) hereof.

“Material Intellectual Property” shall have the meaning ascribed to such term in Section 3.15(a) hereof.

“Most Recent Balance Sheet” means the unaudited balance sheet of the Company, dated as of November 30, 2013.

“Negotiation Period” shall have the meaning ascribed to such term in Section 7.04(b) hereof.

“Net Working Capital” means, as of a particular date, (i) the Current Assets of the Company minus (ii) the sum (without duplication) of (A) the Current Liabilities of the Company plus (B) Indebtedness of the Company (other than (1) Indebtedness which is included in the Indebtedness Amount to the extent paid in connection with the Closing pursuant to Section 2.02, (2) Existing LOC/Bonds, and (3) capitalized lease obligations of the Company disclosed in Schedule 3.14(a) as Material Contracts, if any), plus (C) all other amounts (i.e., amounts in addition to Indebtedness) included in the Transaction Payment Amount.

“Net Working Capital Calculation” shall have the meaning ascribed to such term in Section 2.07(a)(ii).

“Objection Period” shall have the meaning ascribed to such term in Section 2.07(b) hereof.

“OHS Legislation” shall have the meaning ascribed to such term in Section 3.21(f) hereof.

“Parties” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“PBGC” shall have the meaning ascribed to such term in Section 3.20(c) hereof.

“Permit” means all approvals, licenses, permits, authorizations and certificates issued by any Governmental Authority to the Company.

“Permitted Encumbrances” means each of the following: (a) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations; (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, landlords’ and other similar Encumbrances which (1) arise due to statutory provisions, (2) arise in the ordinary course of business and (3) relate to charges that are not overdue, delinquent or disputed; (c) requirements and restrictions of zoning, building and other Laws, rules and regulations which do not arise as a result of a violation of Law; (d) any Encumbrance for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings; (e) covenants, conditions, restrictions, easements and other similar non-monetary matters affecting the Leased Real Property and which do not materially impair the occupancy, operations or use of the Leased Real Property for the purposes for which it is currently being used or proposed to be used in connection with the Business; (f) zoning, planning, and other similar limitations and restrictions and all rights of any Governmental Authority to regulate real property; and (g) liens arising under conditional equipment leases with third parties entered into in the ordinary course of business, which equipment leases are scheduled on Schedule 3.22.

“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Property Leases” shall have the meaning ascribed to such term in Section 3.22(a) hereof.

“Pre-Closing Period” shall have the meaning ascribed to such term in Section 9.03(a)(i) hereof.

“Proposed Closing Balance Sheet” means an unaudited balance sheet of the Company dated as of the Closing and prepared in accordance with GAAP and the sample balance sheet attached hereto as Schedule 2.07(a).

“Purchase Price” shall mean the sum of Sixteen Million U.S. Dollars ($16,000,000).

“Purchaser” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“Purchaser Financial Statements” shall have the meaning ascribed to such term in Section 4.05(a) hereof.

“Purchaser Indemnified Party” shall have the meaning ascribed to such term in Section 7.02(a) hereof.

“Related Party Agreements” shall have the meaning ascribed to such term in Section 3.24 hereof.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of any Hazardous Material into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representatives” means, with respect to a Party, the legal counsel, accountants, financial advisors, investment bankers, consultants and the other authorized agents and representatives of such Party.

“Scheduled Intellectual Property” shall have the meaning ascribed to such term in Section 3.15(a) hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning ascribed to such term in the first paragraph of this Agreement.

“Seller Indemnified Party” shall have the meaning ascribed to such term in Section 7.03(a) hereof.

“Shares” shall have the meaning ascribed to such term in the Background section of this Agreement.

“Software and Trademark License Agreement” shall have the meaning ascribed to such term in Section 2.04(d) hereof.

“Straddle Period” shall have the meaning ascribed to such term in Section 9.01(c) hereof.

“Straddle Period Statement” shall have the meaning ascribed to such term in Section 9.01(c) hereof.

“Survival Period” shall have the meaning ascribed to such term in Section 7.01(a) hereof.

“Target Net Working Capital” means One Million U.S. Dollars ($1,000,000).

“Tax” or “Taxes” means all federal, state, provincial, local or foreign taxes, charges, fees, levies or other assessment of any Governmental Authority, including without limitation, all net income, gross income, gross receipts, value added, VAT, activity, capital, capital stock, inventory, sales, harmonized sales, goods and services, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, pension plan premiums, excise, estimated, severance, stamp, occupation, property, escheat or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority, or with respect to any Tax Return, including any such amounts arising as the result of contract, a successor, or being a member of a combined, affiliated, unitary, or consolidated group with any other Person.

“Tax Authority” means a federal, state, provincial, local or foreign Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax, as the context requires.

“Tax Contest” shall have the meaning ascribed to such term in Section 9.05(b) hereof.

“Tax Returns” means all returns, declarations, documents, elections, forms, filings, reports, estimates and statements regarding Taxes, required to be filed with any Tax Authority.

“Third-Party Acquisition” shall have the meaning ascribed to such term in Section 5.11 hereof.

“Third-Party Claim” shall have the meaning ascribed to such term in Section 7.04(a) hereof.

“Transaction Payment Amount” means obligations with respect to incentive compensation (including, without limitation, transaction and stay bonuses, to the extent applicable), and severance payments accruing prior to Closing or as a result of Closing (whether payable at Closing or thereafter) that will be the contractual obligation of the Company following the Closing.

“Transfer Taxes” shall have the meaning ascribed to such term in Section 10.01 hereof.

“Transition Services Agreement” shall have the meaning ascribed to such term in Section 2.04(b) hereof.

“Treasury Regulation” means the regulations promulgated under the Code by the U.S. Department of the Treasury.

“VEBA” means a voluntary employees' beneficiary association under Code section 501(c)(9).

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder.

“Welfare Benefits” shall have the meaning ascribed to such term in Section 5.11(e) hereof.

Section 1.02 Rules of Construction.

(a) As used in this Agreement, unless the context would require otherwise:

(i) references to the plural include the singular, and references to the singular include the plural;

(ii) references to any gender include the other gender;

(iii) the words “include”, “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation’;

(iv) the term “or” has the inclusive meaning represented by the phrase “and/or”;

(v) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

(vi) the terms “day” and “days” mean and refer to calendar day(s);

(vii) the terms “year” and “years” mean and refer to calendar year(s);

(viii) the term “dollars” shall mean United States dollars unless otherwise specified;

(b) Unless otherwise set forth herein, references in this Agreement to: (i) any document, instrument or agreement (including this Agreement) includes and incorporates all exhibits, schedules and other attachments thereto; and (ii) a particular Law means such Law as in effect (including any amendments, modifications or supplements thereto) on the date hereof.

(c) All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(d) This Agreement was prepared jointly by the Parties and no rules that it be construed against the drafter will have any application in its construction or interpretation.

ARTICLE 2.

PURCHASE AND SALE

Section 2.01 Purchase and Sale of the Shares.

Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Shares to Purchaser, and Purchaser shall purchase, acquire and accept the Shares from Seller; provided, that Purchaser may, at its election, designate one or more of its Affiliates to purchase, acquire and accept all or any portion of the Shares. Such election, if any, shall be made in writing delivered by Purchaser to Seller not less than three (3) days prior to the Closing and shall not change or relieve Purchaser of any of its obligations and responsibilities hereunder.

Section 2.02 Payment of Purchase Price.

In consideration for the sale of the Shares pursuant to this Agreement, at the Closing, Purchaser shall pay (x) the Purchase Price minus the sum of (i) the Escrow Amount and (ii) the Indebtedness Amount, to Seller by wire transfer of immediately available funds to an account or accounts specified by Seller in writing, (y) any amounts necessary to pay off Indebtedness of Seller or the Company existing at Closing, to the extent such amounts are included in the Indebtedness Amount, directly to the parties to whom such debt is owed and (z) the Escrow Amount directly to the Escrow Account. Following the Closing, the Purchase Price will be subject to adjustment pursuant to Section 2.07 below.

Section 2.03 Closing.

Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares shall take place and become effective at a closing (the “Closing” and the date on which the Closing occurs, the “Closing Date”) to be held at the offices of Winstead PC, located at 1100 JPMorgan Chase Tower, 600 Travis Street, Houston Texas 77002 (or such other location as may be mutually agreed upon by the Parties), at 2:00 p.m. local time (or such other time as may be mutually agreed by the Parties) immediately following execution by the Parties of this Agreement on the date hereof. Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to occur and be effective as of 11:59 p.m. (Central Standard Time) on the Closing Date. At the option of the Parties, documents to be delivered at the Closing may be delivered to the Purchaser’s and Seller’s counsel by facsimile transmission or other generally accepted electronic means of delivery on the Closing Date, and the original documents shall be delivered to the Purchaser’s and Seller’s counsel on the first Business Day following the Closing Date.

Section 2.04 Closing Deliveries by Seller.

At the Closing, subject to satisfaction or waiver of each of the conditions to the obligations of Seller set forth in Section 6.01 of this Agreement, Seller shall deliver or cause to be delivered to Purchaser (or its designated Affiliate(s)) the following:

(a) certificates representing all the issued and outstanding capital stock of the Company duly endorsed in blank or accompanied by duly executed stock transfer powers;

(b) a duly executed Transition Services Agreement in substantially the form attached hereto as Exhibit A (“Transition Services Agreement”);

(c) a duly executed Software and Trademark License Agreement in substantially the form attached hereto as Exhibit B (“Software and Trademark License Agreement”);

(d) a duly executed release in substantially the form attached hereto as Exhibit C;

(e) a duly executed Escrow Agreement in substantially the form attached hereto as Exhibit D (“Escrow Agreement”), signed by each of Seller and the escrow agent;

(f) the minute books of the Company;

(g) duly executed letters of resignation, effective as of the Closing, from each of the officers and directors of the Company other than those officers and directors listed on Schedule 2.04(g) (each in form and substance satisfactory to Purchaser in its reasonable discretion);

(h) a duly executed IRS Form W-9 with its U.S. tax identification number and a duly executed certificate in the form set forth in Treasury Regulation Section 1.1445-2(b);

(i) the certificate referred to in Section 6.02(a) (in form and substance satisfactory to Purchaser in its reasonable discretion);

(j) duly executed IRS Form 8023 for the Company with respect to the making of the election under Code section 338(h)(10) described in Section 9.06 below;

(k) an update of Schedule 1.01(b) describing then-current Existing LOC/Bonds, together with applicable amounts outstanding; and

(l) all other documents required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement not previously delivered by Seller, and such other instruments and documents as may be required to consummate the transactions contemplated herein.

Section 2.05 Closing Deliveries by Purchaser.

(a) At the Closing, subject to satisfaction or waiver of each of the conditions to the obligations of Purchaser set forth in Section 6.02 of this Agreement, Purchaser shall deliver or cause to be delivered to Seller the following:

(i) the portion of the Purchase Price required to be delivered by Purchaser at Closing under Section 2.02 (excluding the Escrow Amount and the Indebtedness Amount), by wire transfer of immediately available funds to an account or accounts specified by Seller in writing;

(ii) a duly executed Transition Services Agreement;

(iii) a duly executed Software and Trademark License Agreement;

(iv) a duly executed release in substantially the form attached hereto as Exhibit C

(v) a duly executed Escrow Agreement, signed by each of Purchaser and the escrow agent;

(vi) the certificate referred to in Section 6.01(a) (in form and substance satisfactory to Seller in its reasonable discretion); and

(vii) all other documents required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement not previously delivered by Seller, and such other instruments and documents as may be required to consummate the transactions contemplated herein.

(b) At the Closing, subject to satisfaction or waiver of each of the conditions to the obligations of Purchaser set forth in Section 6.02 of this Agreement, Purchaser shall deliver or cause to be delivered to the Escrow Agent the portion of the Escrow Amount required to be delivered by Purchaser at Closing under Section 2.02, by wire transfer of immediately available funds in accordance with the Escrow Agreement.

(c) At the Closing, subject to satisfaction or waiver of each of the conditions to the obligations of Purchaser set forth in Section 6.02 of this Agreement, Purchaser shall deliver or cause to be delivered the portion of the Indebtedness Amount required to be delivered by Purchaser at Closing under Section 2.02, by certified or official bank check or by wire transfer of immediately available funds to an account or accounts specified by the parties to whom such debt is owed.

Section 2.06 [Intentionally Omitted]

Section 2.07 Post-Closing Adjustment to Purchase Price.

The Purchase Price shall be subject to adjustment after the Closing as follows:

(a) No later than the end of the 60-day period beginning on the first day following the Closing Date, Purchaser shall cause the Company to prepare and deliver to Seller:

(i) the Proposed Closing Balance Sheet; and

(ii) a reasonably detailed calculation by Purchaser of the Net Working Capital as of the Closing (the “Net Working Capital Calculation”), prepared based on the Proposed Closing Balance Sheet.

For illustration purposes, a sample Closing Balance Sheet and calculation of Net Working Capital, based upon the Most Recent Balance Sheet, are attached hereto as Schedule 2.07(a).

(b) The Proposed Closing Balance Sheet and the Net Working Capital as stated in the Net Working Capital Calculation shall be deemed to be final, binding and conclusive on the Parties (at which time the Proposed Closing Balance Sheet shall be deemed to constitute the Closing Balance Sheet and the Net Working Capital reflected in the Net Working Capital Calculation shall be deemed to be the Closing Net Working Capital) upon the earliest of: (i) in the event that Seller does not dispute the amounts reflected on the Proposed Closing Balance Sheet or the calculation of the Net Working Capital Calculation, by delivering written notice (a “Dispute Notice”) of any such objection to Purchaser before the end of the 15-day period beginning on the first day following the date on which the Proposed Closing Balance Sheet is delivered by Purchaser to Seller (such period being hereinafter the “Objection Period”), the first day following the expiration of such Objection Period; and (ii) in the event that Seller delivers a Dispute Notice to Purchaser within the Objection Period, the date on which all disputes between Purchaser and Seller concerning the amount of the Net Working Capital as of the Closing have been resolved in writing, whether by agreement of Purchaser and Seller or by the Independent Accounting Firm as provided for by Section 2.07(c) hereof.

(c) During the Objection Period, Purchaser shall provide Seller with access to all of the documents, schedules, memoranda, books and records used by Purchaser or its Representatives in preparing the Proposed Closing Balance Sheet and the Net Working Capital Calculation and any other information of the Company specifically related to the Proposed Closing Balance Sheet or the calculation of the Net Working Capital which Seller may reasonably request and Purchaser shall, and shall cause its Representatives to, cooperate reasonably with Seller in connection therewith. Seller shall have the right to dispute the amounts reflected on the Proposed Closing Balance Sheet or the calculation of the Net Working Capital Calculation, by delivering a Dispute Notice to Purchaser before the expiration of the Objection Period. In the event of such a dispute, Purchaser and Seller shall attempt in good faith to reconcile their dispute, and, any written resolution by them as to any disputed items shall be final, binding and conclusive on Purchaser and Seller. If Purchaser and Seller are unable to reach a resolution of their differences within fifteen (15) days following the date Seller delivers the Dispute Notice to Purchaser, then either Purchaser or Seller may thereafter submit any remaining disputed items to an independent accounting firm of national reputation mutually approved by Purchaser and Seller (the “Independent Accounting Firm”). In such event, the Independent Accounting Firm shall consider only those items and amounts as to which Purchaser and Seller have disagreed within the time periods and on the terms specified above. The Independent Accounting Firm may rely only upon GAAP and other information submitted to it by Purchaser and Seller. The Independent Accounting Firm shall be instructed to use reasonable best efforts to deliver to Purchaser and Seller a written decision setting forth the resolution of each disputed matter within thirty (30) days of submission of the Proposed Closing Balance Sheet and Net Working Capital Calculation to it and, in any case, as promptly as practicable after such submission. In the absence of fraud or manifest error, the decision by the Independent Accounting Firm of such disputed matters shall be conclusive and binding upon Purchaser and Seller and may be entered and enforced in any court having jurisdiction. Purchaser and Seller agree that the procedures set forth in this Section 2.07 for resolving disputes with respect to the Proposed Closing Balance Sheet and the calculation of Net Working Capital as of the Closing shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any Party from instituting litigation to enforce any decision by the Independent Accounting Firm made pursuant to the terms of this Agreement in any court of competent jurisdiction. Any fees and disbursements of the Independent Accounting Firm shall be borne (i) by Seller in the proportion that the aggregate dollar amount of the disputed items that are successfully disputed by Purchaser (as finally determined by the Independent Accounting Firm or as otherwise mutually agreed) bears to the aggregate dollar amount of all disputed items and (ii) by Purchaser in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Purchaser (as finally determined by the Independent Accounting Firm or as otherwise mutually agreed) bears to the aggregate amount of all disputed items. (For example, if the Parties dispute $1,000,000 of proposed adjustment to be paid by Seller, and the Independent Accounting Firm determines that such adjustment should be $400,000, and the fees and disbursements of the Independent Accounting Firm in connection with the dispute are $100,000, then Seller shall pay $40,000 (40%) and Purchaser shall pay $60,000 (60%) of such amount). If Seller delivers a Dispute Notice to Purchaser before the expiration of the Objection Period, the Proposed Closing Balance Sheet and Closing Net Working Capital, as adjusted to reflect the resolution of the dispute between Purchaser and Seller (whether such resolution arises as a result of an agreement between Purchaser and Seller or a determination of the Independent Accounting Firm) shall be deemed to be the Closing Balance Sheet and Closing Net Working Capital and shall be conclusive and binding on Seller and Purchaser.

(d) In the event that the Closing Net Working Capital as finally determined pursuant to this Section 2.07 is less than the Target Net Working Capital, within ten (10) Business Days after the Closing Net Working Capital is deemed to be final, binding and conclusive on the Parties, Seller shall pay to Purchaser the amount of any such difference.

The amount, if any, which is payable by Seller to Purchaser pursuant to the preceding sentence shall be paid in immediately available funds by certified or official bank check or by wire transfer to an account specified by Purchaser in writing.

(e) In the event that the Closing Net Working Capital as finally determined pursuant to this Section 2.07 is greater than the Target Net Working Capital, within ten (10) Business Days after the Closing Net Working Capital is deemed to be final, binding and conclusive on the Parties, Purchaser shall pay to Seller the amount of any such excess. The amount, if any, which is payable by Purchaser to Seller by the preceding sentence shall be paid in immediately available funds by certified or official bank check or by wire transfer to an account specified in writing by Seller.

(f) The Purchase Price, increased or decreased as provided for in this Section 2.07 is referred to for purposes of this Agreement as the “Final Purchase Price”.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller makes the following representations and warranties as of the date hereof:

Section 3.01 Organization and Authority of Seller.

Seller is a corporation, duly organized and validly existing under the Laws of the State of Delaware.

Seller has all necessary corporate power and authority to own, operate and lease its properties and assets and to carry on its business.

Section 3.02 Organization and Authority of the Company.

The Company is duly organized and validly existing under the Laws of the State of Delaware, and has all necessary corporate power and authority to own, operate or lease all the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its properties owned or leased are located, and where the operation of its business makes such licensing or qualification necessary or desirable, except for those jurisdictions in which the failure to be so qualified would not individually or in the aggregate have a Material Adverse Effect. Each jurisdiction in which the Company is duly licensed or qualified to do business is set forth on Schedule 3.02.

Section 3.03 Subsidiaries.

The Company does not own any capital stock or any equity interest in any Person.

Section 3.04 Capitalization; Officers and Directors.

(a) The Shares owned by Seller constitute all of the issued and outstanding capital stock of the Company. All of the Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable. None of the Shares were issued in violation of the Securities Act or any other Laws.

(b) The Shares are owned by Seller, free and clear of all Encumbrances other than Encumbrances scheduled on Schedule 3.04(b), which Encumbrances will be released at or prior to the Closing. At the time of transfer of the Shares to Purchaser at the Closing in accordance with this Agreement, Purchaser will acquire good title to the Shares, free and clear of all Encumbrances other than Encumbrances created by Purchaser in connection with the Closing.

(c) There is no existing option, warrant, call, right, commitment or other agreement of any character to which the Company is a party or which is binding on the Company requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Shares.

(d) Schedule 3.04(d) sets forth, as of the date hereof, a list and the identity of all of the officers and directors of the Company.

Section 3.05 Due Authorization.

The execution and delivery of this Agreement and any other documents or instruments required to be executed and/or delivered pursuant to the terms of this Agreement by Seller, the performance by Seller of its obligations hereunder and thereunder, and the consummation by it of the transactions contemplated hereby and, as applicable, thereby are within Seller’s powers and have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by the Purchaser, this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against it in accordance with its terms, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.06 Governmental Consents and Approvals.

Except: (a) for the receipt of approvals of Governmental Authorities as described in Schedule 3.06 attached hereto; and (b) for matters solely relating to Purchaser or its Affiliates, the execution, delivery and performance of this Agreement by Seller does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority.

Section 3.07 No Conflict.

Assuming that all consents, approvals, authorizations and other actions described in Schedule 3.06 have been obtained and all filings and notifications listed in Schedule 3.06 have been made, the execution, delivery and performance of this Agreement by Seller does not and will not: (a) violate, conflict with or result in a breach of any provision of any of Seller’s or the Company’s respective organizational documents; (b) conflict with or violate any Law or Governmental Order applicable to Seller or the Company or any of their respective assets, properties or businesses; or (c) except as listed on Schedule 3.07, conflict in any material way with, result in any material breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets of the Company under the terms of, any Material Contract listed on Schedule 3.14 (a) or Permit listed on Schedule 3.10.

Section 3.08 Financial Information.

(a) Schedule 3.08(a) attached hereto contains true and complete copies of (i) the Company’s unaudited balance sheet as of September 30, 2013 and related unaudited statements of income for the twelve (12) month period then ended, and (ii) the Most Recent Balance Sheet as of December 31, 2013 and the related unaudited statements of income for the Company for the three (3) month period then ended (collectively, the “Financial Statements”). The Financial Statements: (x) were prepared in accordance with GAAP; and (y) present fairly, in all material respects, the financial condition and results of operations of the Company as of the dates thereof or for the periods covered thereby subject to the absence of footnotes required by GAAP (which footnotes, if provided, would not individually or in the aggregate disclose any change, event or circumstance that would constitute a Material Adverse Effect) and subject, in the case of the Most Recent Balance Sheet and the statements of income for the three (3) month period ended December 31, 2013, to year-end adjustments, which adjustments, if made, would not individually or in the aggregate have a Material Adverse Effect).

(b) All accounts receivable of the Company reflected on its balance sheets included in the Financial Statements (other than those paid since the date of such Financial Statements) arose out of bona fide arms-length transactions. Except as set forth on Schedule 3.08(b), neither the Company nor Seller has received any written notice from an account debtor stating that any account receivable is invalid, or is subject to any material contest, claim or set off by such account debtor. Except for as set forth on Schedule 3.08(b), such accounts receivable are not subject to offsets or counterclaims, and are reflected properly in the books and records of the Company.

Section 3.09 No Undisclosed Liabilities; Existing LOC/Bonds.

(a) Except: (a) as expressly set forth in the Financial Statements in the amounts set forth therein; (b) Liabilities expressly permitted or contemplated by this Agreement; (c) Liabilities which have been incurred by the Company in the ordinary course of business after the date of the Financial Statements which would not individually or in the aggregate have a Material Adverse Effect (none of which is a Liability resulting from noncompliance with any Law, breach of contract, tort, infringement, claim or lawsuit); (d) Liabilities or obligations which have been discharged or paid in full in the ordinary course of business of the Company, (e) warranty obligations described on Schedule 3.27 or otherwise arising in the ordinary course of business, or (f) as scheduled on Schedule 3.09, the Company has no material Liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

(b) A list of (i) all letters of credit as well as any performance, bid, maintenance and other bonds posted by Seller or its Affiliates in connection with projects, jobs and other commercial obligations of the Company outstanding as of the Closing, including the amounts thereof, (ii) all outstanding commitments by Seller or its Affiliates to cause additional letters of credit or bonds to be issued on behalf of or for the benefit of the Company pursuant to contract bids or proposals outstanding and (iii) to the Seller’s knowledge, all written guarantees of obligations of the Company by Seller or any of its Affiliates, is set forth on Schedule 1.01(b).

Section 3.10 Permits.

As of the date of this Agreement, all material Permits required to conduct the Business, as conducted on the date hereof, are in the possession of the Company, are in full force and effect, and the Company is operating its business in compliance in all material respects therewith. All such Permits are listed on Schedule 3.10, and a true, correct and complete copy of each such Permit has been provided to Purchaser.

Section 3.11 Insurance.

The Company (or Seller on behalf of the Company) has insurance policies in full force and effect for such amounts as are sufficient for applicable requirements of Law and all agreements to which the Company is a party or by which it is bound. Schedule 3.11 sets forth the policies of insurance maintained by the Company (or Seller on behalf of the Company) with respect to the Business for the current and immediately preceding policy years setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium, and each claim pending thereunder. All premiums due and owing under such policies have been paid, and no written notice of cancellation of any such policies has been received by Seller or the Company. Except as set forth on Schedule 3.11, there is no material claim pending under any such policy as to which coverage has been denied or disputed.

Section 3.12 Litigation.

As of the date of this Agreement, except as set forth on Schedule 3.12, there is no Action or investigation pending or, to the knowledge of Seller, threatened in any written notice against the Company or any of its assets, operations, officers, directors and employees, or Seller with respect to the Company, in each case before any court or any other Governmental Authority.

Section 3.13 Compliance with Laws.

(a) Except as set forth in Schedule 3.13:

(i) Seller and the Company are, and at all times since December 31, 2012, have been, in compliance in all material respects with each Law, Permit and Governmental Order that is or was applicable to the Company or to the conduct or operation of the Company’s business or the ownership or use of any of its assets;

(ii) no event has occurred or circumstance exists (other than events or circumstances which have been fully addressed or cured), that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a material violation by Seller or the Company of, or a failure on the part of such Person to materially comply with, any Law, Permit or Governmental Order; and

(iii) neither the Company, nor Seller on behalf of the Company has received, at any time since December 31, 2012, any written notice or other communication from any Governmental Authority or any other Person regarding any actual, alleged or potential (A) violation of, or failure to comply with, any Law, Permit or Governmental Order or (B) obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any material remedial action resulting from any Law.

(b) This Section 3.13 shall be in addition to, and shall not supersede the express representations and warranties set forth in Section 3.18 (Taxes), Section 3.19 (Environmental Matters) and Section 3.20 (Employee Benefit Plans).

Section 3.14 Material Contracts.

(a) Except for the Material Intellectual Property set forth on Schedule 3.15(a), IT Contracts set forth on Schedule 3.15(f), leases of real property set forth on Schedule 3.16(b), the Employee Plans set forth on Schedule 3.20(a), the Personal Property Leases set forth on Schedule 3.22, and the Related Party Agreements set forth on Schedule 3.24(a), Schedule 3.14(a) sets forth, as of the date hereof, all of the following Contracts to which the Company is a party or by which it is bound (collectively, the “Material Contracts”): (i) Contracts to provide goods or services customers with respect to which the Company has unperformed duties or obligations (including, without limitation, contingent obligations such as warranty obligations); (ii) pending bids or proposals for Contracts to provide goods or services to current or potential customers; (iii) Contracts for the sale of any assets of the Company other than in the ordinary course of business; (iv) Contracts containing covenants of the Company not to compete in any line of business or with any other Person, or not to solicit customers, employees or business relations of any other Person in any geographical area, and Contracts with any third party containing covenants not to compete with or not to solicit customers, employees or business relations of the Company in any jurisdiction; (v) Contracts relating to the borrowing of money, including indebtedness under capital leases or in connection with letters of credit and bonds posted on behalf of the Company; (vi) equipment leases and any other Contracts, other than leases of real property, that: (A) involve the expenditure by the Company of more than $100,000 annually, (B) are not cancelable upon thirty (30) or fewer days’ notice without any liability or (C) require performance by any party more than one (1) year from the date hereof; (vii) Contracts that provide for the receipt of payment by the Company of more than $100,000 annually; (viii) Contracts requiring the Company to pay, perform, discharge or otherwise guarantee any Indebtedness or other obligation of any Person; (ix) each joint venture, partnership, and other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Company with any other Person; (x) each Contract providing for contingent payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods; (xi) each power of attorney binding the Company that is currently effective and outstanding; (xii) each written warranty, guaranty, and or other similar undertaking with respect to a material contractual performance extended by the Company other than in the ordinary course of business; and (xiii) commitments to enter into any Contract described in (i) – (xii) above. The representations and warranties under (i) , (ii) and (iii) above shall only apply to Contracts providing for aggregate original obligations or benefit in an amount or value in excess of $100,000 per year which are not subject to termination by the Company by delivery of ninety (90) days or less advance notice without penalty or other liability to the Company or that otherwise have a significant and substantial effect on the financial condition, business, results of operations, liabilities or operations of the Company.

(b) Except as set forth in Schedule 3.14(b):

(i) Neither Seller nor any Affiliate of Seller (other than the Company) has or may acquire any rights under any Contract that relates to the business of, or any of the assets owned or used by, the Company; and

(ii) no officer, director, agent or employee of the Company is bound by any Contract that purports to limit the ability of such officer, director, agent or employee to (A) engage in or continue any conduct, activity, or practice relating to the business of the Company, or (B) assign to the Company or to any other Person any rights to any invention, improvement, or discovery.

(c) Except as set forth in Schedule 3.14(c), each Material Contract identified or required to be identified in Schedule 3.14(a) is in full force and effect and is valid and enforceable in accordance with its terms, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to rules of Law governing specific performance, to injunctive relief, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(d) Except as set forth in Schedule 3.14(d):

(i) the Company is, and at all times since December 31, 2012 has been, in compliance in all material respects with all applicable terms and requirements of each Material Contract;

(ii) to Seller’s knowledge, each other Person that has or had any obligation or liability under any Material Contract since December 31, 2012 has been in compliance in all material respects with each such Material Contract;

(iii) to the Seller’s knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; and

(iv) neither the Company, nor Seller or any of Seller’s Affiliates on behalf of the Company, has given to or received from any other Person, at any time since December 31, 2012, any written notice or other written communication or, to the Seller’s knowledge, any oral notice or other oral communication regarding any actual, alleged, or potential violation or breach of, or default under, any Material Contract.

(e) to the Seller’s knowledge, there are no overt attempts to renegotiate any material amounts paid or payable to the Company under any Material Contracts by any Person and no such Person has made written demand to the Company or Seller or any of Seller’s Affiliates for such renegotiation.

(f) Seller has made available to Purchaser a true, correct and complete copy of each Material Contract, as amended through the date hereof.

Section 3.15 Intellectual Property.

(a) Except as set forth on Schedule 3.15(a), the Company has the right to use all Intellectual Property used in the Business as presently conducted, all of which rights shall survive unchanged immediately following the consummation of the transactions contemplated by this Agreement. Schedule 3.15(a) sets forth a true and complete list of all (i) registered Intellectual Property and material unregistered Intellectual Property owned by the Company, indicating for each registered item the registration or application number and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”) and (ii) IP Contracts (other than licenses for commercial “off-the-shelf” or “shrink-wrap” software that has not been modified or customized for the Company) ((i) and (ii) together:

the “Material Intellectual Property”). Except as set forth on Schedule 3.15(a)(ii), (a) each such IP Contract is valid and enforceable, and is and will continue to be immediately following the Closing, in full force and effect in accordance with its terms, (b) no default or breach exists under, and, to the Seller’s knowledge, there has been no event, condition or occurrence that, with the giving of notice or lapse of time, or both, would give rise to or constitute a material breach or default by the Company under any such IP Contract, (c) the consummation of the transactions contemplated hereby will not conflict with, or result in the breach of, effect or impair the license under, give rise to a right to modify or terminate under, cause additional fees to be due under, or constitute a default under, or result in the termination, cancellation, modification or acceleration (in each case, whether after the filing of notice or the lapse of time or both) of any right of the Company under, or a loss of any benefit to which the Company is entitled under, or Encumbrance on, any of such IP Contracts, and (d) no such IP Contract contains any term that would become applicable or inapplicable or whose scope would materially change as a result of the consummation of the transactions contemplated hereby. To the knowledge of the Seller, there is no event, circumstance, fact, development, change or effect or series of events, circumstances, facts, developments, changes or effects that has occurred or is presently occurring which would give rise to a right by any third party to cancel, terminate, modify, or otherwise restrict the use of any license heretofore granted by such third party to the Company and such third party has not, as of the date hereof, canceled, terminated, modified, or otherwise restricted the use of any license heretofore granted to the Company nor threatened to do any of the foregoing with respect to any license held by the Company.

(b) Except as set forth on Schedule 3.15(b), the Company owns exclusively all right, title and interest in all Scheduled Intellectual Property, free and clear of all Encumbrances (except Permitted Encumbrances); each of the registrations and applications for Intellectual Property are in the name of the Company; and either by virtue of ownership or pursuant to the licenses on Schedule 3.15(a)(ii), the Company has the exclusive right to use the Material Intellectual Property free and clear of all Encumbrances (except for those set forth in the IP Contracts on Schedule 3.15(a)(ii)). The Material Intellectual Property is valid, subsisting and enforceable and is in compliance in all material respects with all formal legal requirements (including payment of filing, examination, annuity, maintenance and renewal fees and filing of all necessary documents, statements and proofs of use). There is no order, decision, judgment, award, injunction, settlement, consent, covenant not to sue, non-assertion assurance, decree, agreement or litigation, arbitration, suit, opposition, cancellation, investigation, interference, reexamination, or other proceeding, objection or claim, pending, or to the knowledge of Seller asserted or threatened, concerning the ownership, validity, registration or registrability, enforceability, infringement, transferability, use or licensed right to use any Material Intellectual Property, and the Company knows of no valid basis for the same. No Material Intellectual Property is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation, or unenforceability of such Material Intellectual Property; and the Company uses commercially reasonable efforts to police the use of its Trademarks. Except as set forth on Schedule 3.15(b), to knowledge of Seller, no Person is infringing, diluting, misappropriating or otherwise violating any of the Material Intellectual Property. Neither Seller nor the Company has received any formal written opinion of counsel regarding any Material Intellectual Property at any time within five (5) years prior to the Closing.

(c) To the knowledge of the Seller, the Company’s business as currently conducted does not infringe upon or otherwise violate any Intellectual Property right owned or controlled by any other Person or constitute unfair competition or trade practices under the laws of any jurisdiction. There is no claim of infringement or violation of any Intellectual Property rights of any other Person, or of unfair competition or trade practices, pending or, to the Seller’s knowledge, threatened against the Company. The Company has not received any written notice from any Person alleging that it has infringed, diluted, misappropriated or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement.

(d) The Company has taken all reasonable measures to protect, preserve and maintain the Material Intellectual Property, including the confidentiality and value of all Trade Secrets (as defined in the definition of Intellectual Property) that are owned, used or held by the Company, and to the Seller’s knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements in favor of the Company. All assignments of Material Intellectual Property have been properly filed. The Company has been using appropriate statutory notice of registration in connection with its use of registered Intellectual Property, reasonably proper marking practices in connection with the use of unregistered Intellectual Property, including confidentiality legends and notices in connection with any Trade Secrets where reasonably deemed appropriate. The Company uses commercially reasonable standards of quality in the provisions of all services rendered under or in connection with all Trademarks and have taken commercially reasonable measures to ensure that all licensees, if any, of the Trademarks owned by the Company use such adequate standards of quality. To the Seller’s knowledge, neither the Company nor any of its shareholders, officers, directors, employees, agents and/or representatives has disclosed, or has any obligation to disclose, any confidential information, to any other Person who is not bound by a confidentiality agreement.

(e) Except as set forth on Schedule 3.15(e), none of the products of the Company, includes, is based on, was developed with or is being developed using, or requires for its operation any: (i) third party Intellectual Property (including, without limitation, any third party software but excluding any licenses for commercial “off-the-shelf” or “shrink-wrap” software); or (ii) any “open source,” “freeware,” “shareware,” or other software that has been obtained or distributed under an open source license.

(f) Except as set forth in clause (i) of Schedule 3.15(f), the Company owns or, to the Seller’s knowledge, is validly licensed to use all the IT Assets presently used by the Company. Clause (ii) of Schedule 3.15(f) sets forth all material agreements, whether oral or written, entered into by the Company for the supply or maintenance of the IT Assets or services or goods relating thereto (“IT Contracts”). All IT Contracts are in full force and effect, and the Company is in compliance in all material respects with, and has not breached or defaulted, and will not by virtue of the transactions contemplated hereby breach any term of, or cause a default under, any such IT Contracts; nor will the transactions contemplated hereby give rise to any right of another party to modify or terminate such IT Contracts. The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with the Business and have not materially malfunctioned, failed or been interrupted within the past five (5) years. To the Seller’s knowledge, no Person has gained unauthorized access to the IT Assets. The IT Assets are in proper working order and, to the Seller’s knowledge, are free from viruses, worms, time-bombs, monitoring and other self-help and malicious codes. The Company has available to it sufficiently competent and trained employees to ensure the proper handling, operation, monitoring and use of the IT Assets and the IT Assets have been in all material respects maintained and supported. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices, which will enable the IT Assets and the data held on any systems as of the Closing Date, to be recovered, repaired, and/or replaced without material disruption to the Business. The Company has reasonable procedures and adequate facilities in place to ensure the internal and external security of the IT Assets and data stored thereon as of the Closing Date. Notwithstanding the foregoing, Seller provides no assurances to Purchaser that the Company’s procedures and facilities in place as of the Closing Date will protect the IT Assets after the Closing Date (provided that the foregoing shall not relieve Seller of its obligations pursuant to the Transition Services Agreement). The Company owns, and is in possession and control of, original copies of all the manuals and technical documents required to operate the IT Assets. No IT Assets owned by the Company is subject to any requirements that such IT Assets be distributed or otherwise made available to any other Person.

(g) Schedule 3.15(g) set forth a list of all domain names owned or used by the Company, and indicates the registered owner of each such domain name. The Company is the sole owner of all website content available on each domain name.

Section 3.16 Owned and Leased Real Property.

(a) As of the date hereof, the Company does not own any real property.

(b) Schedule 3.16(b) attached hereto sets forth, as of the date hereof, the street address of each parcel of real property which is leased by the Company as lessee together with the identity of the lessor of such real property (all such real property being hereinafter collectively the “Leased Real Property”). Except as set forth on Schedule 3.14(c), to the best of Seller’s knowledge, the Company has a valid and enforceable leasehold interest under the lease for the Leased Real Property. Neither Seller or the Company has received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default of any material term of any such real property lease. Prior to the date hereof, true, correct and complete copies of each lease of any Leased Real Property have been delivered to Purchaser. Seller is not the owner, lessor or lessee of any Leased Real Property utilized by the Company.

(c) Except: (i) as set forth on Schedule 3.16(c), and (ii) Permitted Encumbrances, there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements to which Seller or the Company is a party, granting to any Person the right to use or occupy any of the Leased Real Property. Except as set forth on Schedule 3.16(c), the Leased Real Property constitutes all interests in real property currently used or operated by the Company or currently held by the Company for use in connection with the Business.

(d) The Leased Real Property and the improvements are sufficiently supplied in all material respects with utilities and other services as reasonably necessary for the operation of such Leased Real Property and improvements as currently operated. Seller has not received written notice regarding any proceedings in eminent domain or other proceedings pending or, to the knowledge of Seller, threatened, in each case directly affecting any portion of the Leased Real Property. Neither Seller nor the Company has received any written notice which remains uncured that the Leased Real Property violates any Law, zoning or restriction of a Governmental Authority applicable to the Leased Real Property.

Section 3.17 Absence of Changes.

(a) Except as set forth on Schedule 3.17, since December 31, 2012 the Company (or Seller on behalf of or solely with respect to the Company) has not:

(i) suffered any Material Adverse Effect;

(ii) allowed any Person (that is not an Affiliate) to cancel any material Indebtedness owing to the Company or waived any material claims or rights concerning such Indebtedness;

(iii) acquired, sold, transferred, leased or otherwise acquired or disposed of any material assets or properties except in the ordinary course of business;

(iv) made any material change in any method of accounting or accounting practice except to the extent required by GAAP;

(v) made any single capital expenditure in excess of $50,000 or made any such capital expenditures in excess of $250,000 in the aggregate;

(vi) borrowed or agreed to borrow any funds, assumed, guaranteed or otherwise become liable or responsible for the obligations of any Person or made any loans, advances or capital contributions to, or investments in, any Person;

(vii) issued or sold any Shares or other securities or any options, warrants or other rights to acquire any such Shares or other securities;

(viii) entered into, adopted or materially amended any Employee Plan (except for matters required by Law) or materially modified the employment terms of its directors, officers or executive employees, generally or individually, or, except in the ordinary course of business, hired any new officers or any new executive employees;

(ix) instituted or settled any Action or other legal proceeding before any court, arbitrational tribunal, administrative agency or commission or other Governmental Authority;

(x) made, changed or rescinded any Tax election, changed an annual accounting period, adopted or changed any accounting method with respect to Taxes, filed any amended Tax Return, signed or entered into any closing agreement or settlement, settled or compromised any claim or assessment of Tax liability, settled or compromised any proceeding with respect to any Tax claim or assessment, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, acted or omitted to act where such action or omission to act could reasonably be expected to have the effect of increasing any present or future Tax liability or decreasing any present or future Tax benefit of the Company or Purchaser; or

(xi) committed in writing to do any of the foregoing.

(b) Since January 1, 2014 the Company (or Seller on behalf of or solely with respect to the Company) has not increased or committed to increase the salary, bonus or other compensation of any employee, or entered into any employment agreement, or amendment or modification to any existing employment agreement.

Section 3.18 Taxes.

(a) Except as set forth on Schedule 3.18(a): (i) all Tax Returns required to be filed by, or with respect to, the Company have been timely filed (except those under valid extension) and all such Tax Returns are true, correct, and complete; (ii) all Taxes shown on such Tax Returns or otherwise due or payable have been timely paid except as expressly reserved on the Most Recent Balance Sheet for current taxes payable; (iii) neither the Internal Revenue Service nor any other Tax Authority is currently claiming or asserting against the Company, any adjustment, deficiency or claim for payment of additional Taxes nor, is there any basis for any such claim or assertion; (iv) no Tax examinations or audits of the Company are in progress or have taken place during the past six (6) years; (v) there are no pending or, to the knowledge of Seller, threatened Actions or proceedings for the assessment or collection of Taxes against the Company; (vi) there are no Tax liens on any assets of the Company; (vii) the Company is not a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code by reason of the transactions contemplated hereby; (viii) the Company has not, at any time, been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax potentially applicable as a result of such membership or holding has not expired; (ix) all Taxes required to be withheld, collected or deposited by the

Company have been timely withheld, collected or deposited and, to the extent required, have been paid to the relevant Tax Authority; (x) Seller has delivered to Purchaser true and complete copies of all federal, state, provincial and local Tax Returns of the Company for all open taxable years; (xi) in all material respects, all charges, reserves, and accruals for Taxes are adequate and have been prepared and provided for in accordance with GAAP; (xii) except with respect to the consolidated group with Seller, the Company has never been a member of any consolidated, combined, controlled or unitary group for federal, state, provincial, local, or foreign Tax purposes, and the Company is not liable for Taxes of any other Person as a result of transferee liability, joint and several liability, contractual liability, or otherwise; (xiii) the Company has not entered into, and is not a party to, any agreement or ruling with a Taxing Authority which affects any taxable period ending after the Closing Date, including without limitation, an accounting method change; (xiv) the Company is not required to make any adjustment by reason of a change in accounting method that affects any taxable period ending after the Closing Date; (xv) the Company has not used the cash method of accounting for any portion of its business in the last five (5) years and is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of an installment sale governed by Code section 453 (or similar provision of provincial, foreign, state, or local law), a transaction reported as an open transaction for federal income tax purposes, prepaid amounts received on or prior to the Closing Date or as a result of Code Section 108(i) (or similar provision of state, provincial, local or foreign law); (xvi) the Company has not been a party to any tax sharing agreement or similar arrangement for the sharing of Tax liabilities or benefits; (xvii) no portion of the Company asset has been financed directly or indirectly from the proceeds of any tax-exempt state or local government obligation described in Code section 103(a); (xviii) the Company has not been in the past five (5) years a party to a transaction reported or intended to qualify as a reorganization under Code section 368 or reported or intended to qualify as a distribution governed by Code section 355 or 356; (xix) the Company has not engaged or participated in any transaction, and could not be liable for Taxes with respect to a transaction, that either constitutes a “reportable transaction” within the meaning of Code Section 6707A or Treasury Regulation Section 301.6011-4 or has a significant purpose of the avoidance or evasion of United States federal income tax within the meaning of Code section 6662(d)(2)(C); (xx) all the Company nonqualified deferred compensation plans within the meaning of Code section 409A are compliant with, and have been operated in accordance with, Code section 409A, and the Company does not have any current or future liability to any Person with respect to Taxes for any failure of a nonqualified deferred compensation plan to comply with Code section 409A; (xxi) the Company is not, and has not been, a “United States real property holding corporation within the meaning of Code section 897(c); (xxii) each of the Company, Seller and their respective officers and employees have complied in all respects with respect to the filing of Tax Returns, documents, (including without limitation Form TDF 90-22.1) and other applicable laws, rules, and regulations with respect to reporting foreign financial accounts and investments; and (xxiii) the Company has engaged in no transaction or made any investment that would give rise to non-deductible expenses, non-creditable taxes, or income inclusions under sections 162(c), (e), (f), (g), or (j), 901(j), 908, or 952(a) of the Code or similar laws.

(b) Schedule 3.18(b) attached hereto contains a list and description of (i) any outstanding waivers or agreements entered into or obtained at any time during the six (6) year period prior to the date hereof and extending the applicable statute of limitations with respect to the assessment of any Tax or the audit of any Tax Return due from the Company for any period existing; (ii) any power of attorney that is currently in force and has been granted with respect to any matter relating to Taxes that could affect the Company; and (iii) any deficiencies proposed or agreed to (plus interest and any penalties) as a result of any ongoing audit of any Tax Return and the extent to which such deficiencies have been paid, reserved against, settled, or are being contested in good faith by appropriate proceedings.

(c) Seller is not a foreign person within the meaning of Code section 1445.

(d) No Taxes are required to be withheld from any amounts paid to Seller pursuant to this Agreement or the transactions contemplated herein.

Section 3.19 Environmental Matters.

(a) The Company is in compliance with all applicable Environmental Laws, including, but not limited to, possessing and complying with all Permits and other governmental authorizations required for their operations under applicable Environmental Laws, except for matters that have been fully resolved with the applicable governmental entity. There is no pending, or to the knowledge of Seller, threatened, civil or criminal litigation, written notice of violation, administrative proceeding, or investigation, inquiry or information request by any Person, relating to any Environmental Law involving the Company. The Company is not a party to or bound by any Governmental Order or other agreement entered into with any Person in connection with any Environmental Laws.

(b) Except as set forth in Schedule 3.19 attached hereto, there is no Environmental Claim pending or, to the knowledge of Seller, threatened against the Company. Since December 31, 2010 (or earlier to the extent such matter remains unresolved), neither the Company nor any of its Affiliates (including Seller) has received with respect to the Company a written information request or notice of potential responsible party status regarding any location that is listed or, to the knowledge of Seller, proposed for listing on the National Priorities List under CERCLA or any analogous state, provincial or foreign list.

(c) Neither the Company nor, to the knowledge of Seller, any other Person has placed, stored, deposited, discharged, buried, dumped, disposed of or Released any Hazardous Materials produced by, or resulting from, the operations of the Company, at any Leased Real Property, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws).

(d) The Company has delivered or otherwise made available for inspection to Purchaser complete and correct copies of material studies, audits, assessments, memoranda and investigations pertaining to Hazardous Materials at the Leased Real Property or regarding the compliance by the Company with applicable Environmental Laws that have been prepared in the last five (5) years.

Section 3.20 Employee Benefits Plans.

(a) Schedule 3.20(a) attached hereto sets forth a list of: (i) all employee benefit plans (within the meaning of Section 3(3) of ERISA) of the Company and (ii) all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements in which employees of the Company participated, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company or any of its Affiliates for the benefit of any current employee, officer, director or manager or any of its former employees (hereinafter the “Employee Plans”). Each Employee Plan is in writing and, prior to the date hereof, Seller has made available to Purchaser a true and complete copy of each such written Employee Plan, as amended, through the date hereof, together with all related documentation including, without limitation, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements and asset statements, all material opinions and memoranda (whether externally or internally prepared) and all material correspondence with all regulatory authorities or other relevant Persons. No changes have occurred or, to the knowledge of Seller, are expected to occur which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to Purchaser pursuant to this provision. The Company has not contributed to or been obligated to contribute to any “multiemployer plan” within the meaning of Section 3(37) of ERISA. The Company has not made any express or implied commitment to materially modify, change or terminate any Employee Plan that it has maintained, sponsored or contributed to other than a modification, change or termination required by Law.

(b) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS that it is so qualified, and each related trust which is intended to be exempt from federal income Tax pursuant to Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt.

(c) No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due). No Employee Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date. As used herein, “ERISA Affiliate” shall mean any Person that is, or at any applicable time was, a member of: (i) a controlled group of corporations (as defined in Section 414(b) of the Code); (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code); or (iii) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), in each case, which includes or included the Company.

(d) The Company has performed all of its obligations under all Employee Plans and Company VEBAs, to the extent required by applicable Law. The Company has made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with the terms of each Employee Plan and applicable Laws and, if required by GAAP, has made appropriate entries in its financial records and statements for all material obligations and liabilities under such Employee Plans and VEBAs that have accrued but are not due. To the knowledge of Seller, no statement, either written or oral, has been made by the Company to any Person with regard to any Employee Plan that was not in accordance with such Employee Plan and that could have a material adverse economic consequence to Purchaser. Neither the Company nor Seller has any liability to the Internal Revenue Service with respect to any Employee Plan, including any liability imposed by Chapter 43 of the Code.

(e) Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving, any Employee Plan or Company VEBA is pending or, to the knowledge of Seller, is threatened.

(f) Neither the Company nor any ERISA Affiliate has filed a notice of intent to terminate any Employee Plan or has adopted any amendment to treat an Employee Plan as terminated. To the knowledge of Seller, the PBGC has not instituted proceedings to treat any Employee Plan as terminated. No event has occurred or circumstance exists that would be likely to constitute grounds under ERISA § 4042 for the termination of, or the appointment of a trustee to administer, any Employee Plan.

(g) Each Employee Plan is now and has been established, registered, funded, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code. Neither the Company, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan that could have a material adverse economic consequence to Purchaser. The Financial Statements reflect accruals of all material amounts of employer contributions and premiums accrued by the Company in respect of employees employed or Persons formerly employed by the Company but unpaid with respect to the Employee Plans as of the date of such statements.

(h) With respect to each pension, retirement, or compensatory scheme or arrangement mandated by a government other than the United States of America providing for post-employment benefits (each, a “Foreign Government Scheme or Arrangement”) and with respect to each employee benefit plan maintained or contributed to by the Company or Seller on behalf of Persons who provide services to the Company that is not subject to United States law providing for post-employment benefits (each, a “Foreign Plan”), (i) all employer and employee contributions required by law or by the terms of any Foreign Government Scheme or Arrangement or any Foreign Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the liability of the Company with respect to a Foreign Plan is reflected in accordance with normal accounting practices on its financial statements; and (iii) to the knowledge of Seller, each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and in compliance with all applicable laws.

(i) None of the Employee Plans (other than pension plans) provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependents of retired employees.

(j) Subject to the requirements of Laws, no provision of any Employee Plan or of any agreement, and no act or omission of the Company in any way limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

(k) No advance tax rulings been sought or received in respect of any Employee Plan.

(l) To the knowledge of Seller, all employee data necessary to administer each Employee Plan in accordance with its terms and conditions and all Laws is in possession of the Company and such data is complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(m) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, entitle any current or former employee or officer of the Company to severance pay, unemployment compensation or any other payment or benefit, except as expressly provided on Schedule 3.20(a).

Section 3.21 Employee/Labor Matters.

(a) The Company is not a party to any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees. To the knowledge of Seller, there is no union organization activity, or work stoppages with respect to any of the Company's employees, pending or threatened and no such event has occurred three (3) years prior to the date hereof.

(b) The Company has complied in all material respects with all material Laws relating to the employment of labor, including all such Laws relating to wages, hours, pay equity, overtime, the WARN Act and any similar state or local “mass layoff” or “plant closing” Law. There has been no “mass layoff” or “plant closing” (as defined by the WARN

Act) with respect to the Company within the six (6) months prior to the date hereof. There is no charge or court complaint pending, or, to the knowledge of Seller, overtly threatened against the Company relating to alleged employment discrimination or other employment related matters pending, or, to the knowledge of Seller, threatened before the U.S. Equal Employment Opportunity Commission or any other Governmental Authority.

(c) Except as disclosed in Schedule 3.21, no Company employee has any agreement as to length of notice or severance payment required to terminate his or her employment.

(d) Schedule 3.21 sets forth a true, correct and complete listing of all Company employees, as well as independent contractors, as of the date hereof, including their respective name, job title or function, and job location, as well as a true, correct and complete listing of the current salary or wage, incentive pay, commission arrangements and bonuses (including without limitation eligibility for transaction, stay or similar bonus payments in connection with the transactions contemplated by this Agreement), accrued vacation as of a recent date, hire date, the current status (as to leave or disability pay status, leave eligibility status, full time or part time, exempt or nonexempt, temporary or permanent status) of such employees and whether they are subject to a written employment Contract.

(e) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and, to the knowledge of Seller (x) the Company has not been reassessed in any material respect under such legislation during the past three (3) years and (y) no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation.

(f) Seller has provided to Purchaser all orders and inspection reports of the Company under applicable occupational health and safety legislation (“OHS Legislation”) together with the minutes of the Company's joint health and safety committee meetings for the past three (3) years. To the knowledge of Seller, there are no charges pending under OHS Legislation. The Company has complied in all material respects with any orders issued under OHS Legislation and there are no appeals of any orders under OHS Legislation currently outstanding.

Section 3.22 Tangible Personal Property.

(a) Schedule 3.22 attached hereto contains a list of each lease of personal property relating to personal property used in the Business or to which the Company is a party or by which the properties or assets of the Company is bound and requiring annual payments of $25,000 or more (collectively the “Personal Property Leases”).

(b) The Company has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law), and there is no material default under any Personal Property Leases by the Company or, to the knowledge of Seller, by any other parties thereto.

(c) The Company has good title to all of the material items of tangible personal property owned by it including, without limitation, all tangible personal property reflected in the Most Recent Balance Sheet (except as sold or disposed of subsequent to the date thereof in the ordinary course of business), free and clear of any and all Encumbrances other than Permitted Encumbrances. All such tangible assets which, individually or in the aggregate, are material to the operation of the Business are in operating condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes for which they presently are used and are sufficient for Purchaser to conduct the Business in the ordinary course of business as it has been conducted by Seller immediately prior to the date hereof.

Section 3.23 No Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or the Company.

Section 3.24 Related-Party Transactions.

(a) Schedule 3.24(a) attached hereto contains a list of all agreements or arrangements currently existing between Seller or any controlled Affiliate of Seller, on the one hand, and the Company, on the other hand, including without limitation any Tax sharing or Tax allocation agreements (such agreements being hereinafter the “Related Party Agreements”).

(b) For purposes of clarification, the “Related Party Agreements” between Seller and/or any Affiliate of Seller, on the one hand, and the Company, on the other hand, set forth on Schedule 3.24(b), which agreements are for the purpose of providing goods or services to any third party or otherwise for the benefit of a customer of the Company, the Seller or any Affiliate of Seller (e.g. subcontracts of goods or services between the Company, on the one hand, and the Seller and/or an Affiliate of Seller, on the other hand, for the provision of goods or services to a customer thereof), shall not be terminated pursuant to the release contemplated by Section 2.04(d) to be delivered in connection with the Closing.

Section 3.25 Bank Accounts; Lockboxes.

Schedule 3.25 attached hereto contains a true, correct and complete list, as of the date hereof, of each bank account maintained by the Company together with a true, correct and complete list of each bank or other financial institution at which any lock box for the collection of accounts receivable of the Company is maintained, together with the identity of all Persons authorized to withdraw any funds contained in such accounts or lockboxes.

Section 3.26 Customers.

(a) Schedule 3.26 lists the top 20 current customers of the Company based on revenue for Seller’s fiscal year ended September 30, 2013 (the “Material Customers”).

(b) To the Seller’s knowledge, none of Seller, the Company or any of their Affiliates has received any written notice from any Material Customer in the past year stating its intent to cease doing business under an existing Contract with such customer (other than upon completion of an applicable project in the ordinary course of business).

(c) To the actual knowledge of Seller (without any obligation of Seller to contact a Material Customer), no Material Customer will seek to terminate its contract(s) with the Company, or cease doing business or reduce the volume of business it conducts with the Company (other than upon completion of an applicable project in the ordinary course of business), as a result of the Closing or the change of ownership of the Company resulting therefrom.

Section 3.27 Warranties.

Schedule 3.27 sets forth all product and services level warranties provided by the Company which remain outstanding in favor of the Company’s customers or end users of the Company’s products or services pursuant to Contracts which provide for the obligations or benefit of or to the Company in an original contract amount or value in excess of $100,000. Schedule 3.27 also sets forth a description of any material claims under such warranties made against the Company in the three (3) years prior to the date hereof or which remains outstanding.

Section 3.28 Improper Payments to Government Officials; Classified Information

(a) Neither the Company nor any party acting on behalf of the Company has offered or agreed to offer, or provided, anything of value to any governmental official, political party, or candidate for government office, or taken any other action, that would cause the Company to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar foreign law applicable to the Company.

(b) The Company does not possess any classified information subject to the requirements of the U.S. National Industrial Security Program.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the following representations and warranties as of the date hereof:

Section 4.01 Organization and Authority of Purchaser.

Purchaser is duly organized and validly existing under the laws of its jurisdiction of organization or formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to applicable Law, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.02 No Conflict.

Assuming that all consents, approvals, authorizations and other actions described in Schedule 3.06 have been obtained and all filings and notifications listed in Schedule 3.06 have been made, the execution, delivery and performance of this Agreement by Purchaser does not and will not: (a) violate, conflict with or result in a breach of any provision of the Certificate of Incorporation, By-laws or other similar organizational documents of Purchaser; (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or any of its assets, properties or businesses; or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or result in the creation of any Encumbrance on any of the assets or properties of Purchaser pursuant to, any note, bond, mortgage or indenture, Contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party or by which any of its assets or properties are bound or affected, except in each case, to the extent that any such conflict, violation, breach, default, right of termination, amendment, acceleration, suspension, revocation, cancellation or Encumbrance would not materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder or under any agreements contemplated hereby.

Section 4.03 Governmental Consents and Approvals.

Except: (a) for approvals of Governmental Authorities as otherwise described in Schedule 4.03; and (b) for matters solely relating to Seller, the Company or their

Affiliates, the execution, delivery and performance of this Agreement by Purchaser does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except for those the failure of which to make would not materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder or under any agreements contemplated hereby.

Section 4.04 Absence of Litigation.

As of the date of this Agreement, there is no Action pending or, to the knowledge of Purchaser, threatened in any written notice addressed and delivered to Purchaser or its Affiliates, before any court, or before any Governmental Authority, in each case that, if adversely determined, would materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder or under any agreements contemplated hereby.

Section 4.05 Financial Information; Availability of Funds.

(a) Purchaser has provided Seller with true and complete copies of (i) the audited statements of income of Purchaser for the year ended March 31, 2013 and (ii) the interim unaudited statements of income of Purchaser for the six (6) months ended, and the interim audited balance sheet of Purchaser as of September 30, 2013 (collectively, the “Purchaser Financial Statements”). The Purchaser Financial Statements: (y) were prepared in accordance with the International Financial Reporting Standards (“IFRS”); and (z) present fairly, in all material respects, the financial condition and results of operations of the Purchaser as of the dates thereof or for the periods covered thereby (except in the case of the interim Purchaser Financial Statements, subject to the absence of footnotes required by IFRS and subject to year-end adjustments).

(b) Purchaser will have at Closing immediately available funds in an amount which is sufficient to pay the full amount of the Purchase Price to Seller at the Closing.

Section 4.06 Investment Intention.

Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to, or for sale in connection with, any distribution (as such term is used in Section 2(11) of the Securities Act) thereof in violation of the Securities Act, or any applicable foreign securities Laws. Purchaser understands that the Shares have not been registered under the Securities Act, any state securities Law or any applicable foreign securities Law, and cannot be sold unless subsequently registered under the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.

Section 4.07 No Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

ARTICLE 5.

COVENANTS AND ADDITIONAL AGREEMENTS

Section 5.01 Conduct of Business Prior to the Closing.

(a) Except as otherwise contemplated by this Agreement, as required by applicable Law or as consented to by Purchaser in writing, Seller shall take any and all actions necessary to cause the Company, at all times from and after the date hereof through and to the Closing Date, to: (i) operate its business in the ordinary course; and (ii) use commercially reasonable efforts to: (A) preserve its present business operations, organization and goodwill; and (B) preserve the present relationships which it has with its vendors, customers and other Persons having business relationships with it.

(b) Except: (i) as otherwise contemplated by this Agreement; (ii) as set forth in Schedule 5.01(b) attached hereto; (iii) as required by applicable Law; or (iv) as consented to by Purchaser in writing, at all times from and after the date hereof, through and to the Closing Date, Seller shall take any and all actions necessary to cause the Company not to:

(i) declare, set aside, make or pay any dividend or other distribution payable in stock or property in respect of the Shares or repurchase, redeem or otherwise acquire any outstanding Shares of, or other ownership interests in, the Company except that nothing herein shall prohibit the Company from distributing all cash and cash equivalents to Seller prior to the Closing;

(ii) transfer, issue, sell or dispose of any Shares or other securities of the Company or grant options, warrants, calls or other rights to purchase or otherwise acquire Shares or other securities of the Company;

(iii) acquire any property, plant, facility, furniture or equipment in excess of $100,000, in the aggregate;

(iv) except in the ordinary course of business, sell, lease, license, encumber or dispose of any material portion of the Company’s property or assets, other than distributions of cash to Seller;

(v) make any loans, advances or capital contributions to, or investments in any Person;

(vi) terminate or amend any Material Contract other than extensions or change orders signed in the ordinary course of business;

(vii) enter into any Contract that would have been required to be disclosed in Section 3.14 if such Contract had been in effect on the date of this Agreement (except for Contracts to provide goods and services to customers in the ordinary course of business);

(viii) except for advances under working capital lines of credit in existence as of the date hereof or in the ordinary course of business, incur any Indebtedness, issue any debt securities or assume, guarantee or endorse the obligations of any other Person;

(ix) adopt, enter into, amend in any material respect, alter in any material respect, or terminate any Employee Plan (or any plan that would be an Employee Plan if in effect on the date hereof) or grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any executive-level employee of the Company, except as required under applicable Law or any existing Employee Plan;

(x) make any change in any of its present accounting methods and practices, except as required by changes in GAAP or applicable Law;

(xi) amend or authorize the amendment of its organizational documents;

(xii) effect any merger, recapitalization, share distribution, reclassification, consolidation, bankruptcy or other reorganization related to the Company;

(xiii) cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiv) make any election for Tax Purposes or change any method of accounting for Tax purposes;

(xv) fail to file by the required due date (taking into account any valid extension available by applicable) any Tax Return, and pay any Tax by the required due date;

(xvi) effectuate a “plant closing”, “mass layoff”, or plant relocation” as those terms are defined in WARN or any similar applicable state, foreign or local Law, affecting in whole or in part any Company site of employment, facility, operating unit or employee;

(xvii) take or permit any action that would result in the imposition of an Encumbrance (other than a Permitted Encumbrance);

(xviii) file any amended Tax Return or claim for refund or abatement of Taxes; or

(xix) agree or commit to any of the foregoing, whether in writing or otherwise.

Section 5.02 Access to Information; Preservation of Records.

(a) Subject to Section 5.03 hereof, from the date hereof until the Closing, Purchaser shall be entitled, through its officers, employees and Representatives, to reasonable access during normal business hours to the officers, employees, agents, and offices of the Company and its books and records and Seller shall furnish Purchaser with such financial and operating data as Purchaser reasonably requests; provided, however, that such access shall only be upon reasonable notice and shall not unreasonably disrupt the Company’s personnel, operations and properties; provided, further, that in no event shall Purchaser be entitled to access of officers, employees, agents or offices of the Company prior to any public announcement concerning this Agreement or the transactions contemplated hereby in accordance with Section 10.14, except with express prior authorization of the Seller. Notwithstanding the foregoing, neither Seller, the Company nor any of their Affiliates shall be required to disclose to Purchaser or any agent or Representative thereof any information: (i) relating to any sale or divestiture process conducted by Seller for the Business or Seller’s evaluation of the Company in connection therewith; or (ii) if doing so could violate any Contract or Law to which Seller, the Company or any of their Affiliates is a party or is subject; provided, that the disclosure limitations set forth in this sentence shall in no manner limit Seller’s, the Company’s and their Affiliates’ duties with respect to completeness and accuracy of disclosures pursuant to representations and warranties contained in this Agreement, the disclosure schedules related thereto, or any document delivered by such Persons in connection with the Closing. Prior to the Closing, Purchaser shall not (and shall cause its Representatives and agents not to) use any information obtained pursuant to this Section 5.02(a) for any purpose unrelated to the transactions described in this Agreement or the analysis, reporting or financing of such transaction.

(b) After the Closing, upon reasonable written notice, Purchaser shall furnish or cause to be furnished to Seller and its Representatives access, during normal business hours, to the Books and Records (as defined below) and assistance relating to the Business as is necessary for any reasonable business purpose, including, without limitation, financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure obligation or the defense of any Action, any insurance claims by, legal proceedings against or governmental investigations of Seller or the Company or any of their Affiliates or in order to enable Seller to comply with its obligations under this Agreement. Seller shall reimburse Purchaser for reasonable documented out-of-pocket costs and expenses incurred in assisting Seller pursuant to this Section 5.02(b). In no event shall Seller be responsible for reimbursing Purchaser for any salary costs or other indirect expenses (e.g. overhead expenses allocated to such employee) solely for the performance of services performed by the employees of Purchaser or the Company in connection with this Section 5.02(b).

(c) Subject to Section 9.04 hereof (relating to the preservation of Tax records), Purchaser shall preserve and keep the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the Business or the Company, in each case for Pre-Closing Periods, in its possession (the “Books and Records”) for such period as may be required by Law or any applicable court order.

Section 5.03 Confidentiality.

(a) From and after the Closing, Purchaser shall not disclose or make use of (except to pursue its rights under this Agreement), and Purchaser shall cause its Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to the Seller, its Affiliates or their businesses (including filings and testimony (if any) presented in the course of any indemnification claim under this Agreement), except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by Purchaser or any Affiliate of Purchaser.

(b) From and after the Closing, Seller shall not disclose or make use of (except to pursue its rights under this Agreement), and Seller shall cause its Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to the Company, or Purchaser or its business (including the financial information, technical information or data relating to the services and names of customers of the Company, as well as filings and testimony (if any) presented in the course of any indemnification claim under this Agreement), except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by Seller or any Affiliate of Seller.

(c) Nothing in this Section 5.03 shall limit either Party’s right to issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby in accordance with Section 10.14.

Section 5.04 Reasonable Best Efforts; Regulatory and Other Authorizations; Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority.

(b) Seller and Purchaser shall keep each other timely apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly furnish the other with copies of notices or other communications between the Company, Seller or Purchaser and their Representatives and counsel, as the case may be, or any of their respective subsidiaries, and any third party and/or any Governmental Authority with respect to such transactions. Seller and Purchaser shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any applicable Law, and shall comply promptly with any such reasonable inquiry or request. Seller and Purchaser shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Authority. Each of Seller and Purchaser agrees not to participate or permit any of their Representatives or Affiliates to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority prior to Closing in connection with the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate.

Section 5.05 Seller Non-Competition and Non-Solicitation; Purchaser Non-Solicitation.

(a) From the Closing Date through the end of the four (4) year period beginning on the first day following the Closing Date, Seller agrees not to, as a manager, member, partner, shareholder, agent or Representative of or to a Person or entity or otherwise, directly or indirectly:

(i) own, manage, control, participate in, consult with, render services for, or in any manner engage in or represent any “Competitive Business”, which for the purpose of this Agreement, means a business that competes with any aspect of the Business including, without limitation, the traffic management services business of the Company as conducted as of the Closing Date and whose principal executive office is located anywhere in Europe or North America; provided, however, that, notwithstanding anything contained herein to the contrary, Seller shall not be restricted from doing any of the following: (A) acquiring any legal entity, division or business that derives less than 5% of its revenues from a Competing Business, and thereafter owning, managing, operating or controlling such Person; (B) owning less than 5% of the voting equity securities or any non-voting equity or debt securities of any legal entity whose securities are publicly traded on a national securities exchange or in the over-the-counter market or (C) operating the business of providing Supervisory Control and Data Acquisition (SCADA) software services, data monitoring services and management system services in the utility, industrial or transit markets in connection with the development, design, manufacture and service of custom engineered-to-order equipment and systems solely for the purpose of the management and control of electrical energy, as such business has been conducted by Seller or any Affiliate of Seller (other than the Company) at any time prior to the Closing Date; or

(ii) either:

(A) solicit for a Competitive Business or endeavor to entice away any Person who is a customer, supplier, licensee or other business relation of the Company or Purchaser to cease or reduce doing business with the Company or Purchaser, or in any way interfere or attempt to interfere with the relationship between any such customer, supplier, licensee or business relation, on the one hand, and the Company or Purchaser, on the other hand;

(B) (I) solicit, recruit or hire any employees of Purchaser (or any of its Affiliates) or Persons who work for the Company in connection with the Business; and/or (II) encourage any employee of Purchaser (or any of its Affiliates) or Persons who work for the Company to leave the employment of the same in order to engage in a Competitive Business; or

(C) assist any Person or entity in any way to do, or attempt to do, anything prohibited by this Section 5.05 (except for responding to requests for reference checks).

(b) From the date of this Agreement through the end of the four (4) year period beginning on the first day following the Closing Date, Purchaser agrees not to, directly or indirectly solicit, recruit or hire any employees of Seller (or any of its Affiliates) to whom Purchaser was introduced in connection with the Transaction (other than as a result of the continued employment of employees of the Company following the Closing).

(c) The foregoing restrictions on solicitation shall not include soliciting, recruiting, or hiring of individuals who respond to general advertising and marketing efforts to recruit employees of a Party or its Affiliates which advertising and marketing efforts are not targeted at employees of such Party or its Affiliates.

(d) Each Party acknowledges that a material breach of any of the covenants contained in this Section 5.05 may result in material irreparable injury to the non-breaching Party for which there is no adequate remedy at law, that it may not be possible to measure damages for such injuries precisely and that the non-breaching Party will be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining the breaching Party from engaging in activities prohibited by this Section 5.05, and such other relief as may be required to specifically enforce any of the covenants in this Section 5.05.

(e) If any provision or portion of this Section 5.05 is found by a court of competent jurisdiction to be invalid or unenforceable, any such invalid or unenforceable provision or portion thereof shall be deemed, without further action on the part of the Parties, modified, amended or limited to the extent necessary to render the same valid and enforceable.

(f) For purposes of this Section 5.05, the Company shall be an Affiliate of Seller through the time of the Closing, and following the Closing the Company shall be an Affiliate of Purchaser.

Section 5.06 Further Action.

Each of the Parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, each as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

Section 5.07 Legal Privileges.

Seller and Purchaser acknowledge and agree that all attorney-client, work product and other legal privileges that may exist with respect to the Company shall, from and after the Closing Date, be deemed joint privileges of Seller and Purchaser. Both Seller and Purchaser shall use all commercially reasonable efforts after the Closing Date to preserve all privileges and neither Seller nor Purchaser shall knowingly waive any such privilege without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed).

Section 5.08 Replacement of Existing LOC/Bonds.

Purchaser agrees that, from and after the Closing, it shall use its commercially reasonable efforts to replace all Existing LOC/Bonds set forth on Schedule 1.01(b) with similar letters of credit, bonds, guaranties, or other credit enhancements sufficient for the terms of the applicable underlying projects and Purchaser shall bear all costs and expenses incurred in connection therewith. Purchaser will seek to have all such Existing LOC/Bonds replaced by the date that is six (6) months from the Closing Date. Purchaser shall provide information to Seller regarding the status of such replacement efforts either (x) upon Seller’s reasonable request or (y) upon the date that is six (6) months from the Closing Date to the extent that certain Existing LOC/Bonds have not yet then been able to have been replaced. If Purchaser fails to replace any such Existing LOC/Bonds within such six-month period, Purchaser shall promptly (but in no event more than five (5) Business Days after the expiration of such six-month period) cause a “back to back” letter of credit, bond and/or guaranty, as applicable, to be issued in favor of the Seller in an amount equal to the aggregate amount of each such Existing LOC/Bonds which have not been replaced. Such amount of such letter of credit, bond or guaranty may be reduced upon and to the extent Seller’s obligations under such Existing LOC/Bonds have been terminated. In addition, in the event that any written guaranties of obligations of the Company by Seller or any Affiliates of Seller not disclosed in Schedule 1.01(b) are discovered following the Closing Date, Seller shall provide Purchaser with notice thereof and Purchaser shall use its commercially reasonable efforts to cause Seller or its Affiliates, as applicable, to be removed from such guaranties (which Purchaser acknowledges and agrees includes Purchaser providing a replacement guaranty to the applicable third party(s) thereof).

Section 5.09 Employment Matters.

(a) Except for those employees specified on Schedule 5.09(a), if any, Purchaser shall cause the Company to continue at the Closing the employment of each of the current employees of the Company immediately following the Closing at the same seniority and in the same positions and functions as such employee held immediately prior to the Closing Date (the “Continued Employees”). Neither the foregoing nor any other provision of this Agreement shall constitute a commitment, undertaking or other obligation on behalf of Purchaser or the Company to continue the employment of any Continued Employee for any period of time, and all Continued Employees shall be “at will” employees of the Company whose employment may be terminated at any time subject to applicable agreements, if any, of particular Continued Employees with respect to severance or other rights in connection with termination of employment.

(b) During the twelve-month period following the Closing Date, Purchaser shall, and shall cause the Company to provide the Continued Employees who continue in active employment following the Closing Date with the same base rates of pay as such employees held immediately prior to the Closing Date plus bonus eligibility and, if applicable, bonuses generally consistent with the bonus policies and practices of the Purchaser recognizing similar levels of experience and responsibility.

(c) Except and to the extent set forth in the Transition Services Agreement, Purchaser shall cause each Continued Employee and his or her eligible dependents (including all such Continued Employee’s dependents) covered immediately prior to the Closing Date by a group health plan maintained by Seller or an Affiliate of Seller to be offered coverage under a group health plan maintained by Purchaser or an Affiliate of Purchaser on the terms which Purchaser offers such coverage to its similarly situated employees that (i) provides major medical and dental benefits coverages to the Continued Employee and such eligible dependents effective immediately upon the Closing Date and (ii) credits such Continued Employee, for the year during which such coverage under such group health plan begins, with any deductibles and co-payments already incurred during such year under a group health plan maintained by Seller or an Affiliate of Seller; provided, however, that for purposes of applying this clause (ii) with respect to any Continued Employee, the Continued Employee shall be responsible for providing the necessary information to Purchaser based on explanation of benefit forms received by the Continued Employee from the group health plan maintained by Seller or an Affiliate of Seller.

(d) Purchaser shall cause each employee welfare benefit plan or program sponsored by Purchaser or the Company that the Continued Employees may be eligible to participate in connection with the Closing Date to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to Continued Employees. Purchaser shall cause the Company to recognize and give each Continued Employee credit for his or her accumulated sick leave balance as of the Closing Date under the sick leave program maintained by Seller and its Affiliates.

(e) Claims of Continued Employees and their eligible beneficiaries and dependents for medical, dental, prescription drug, life insurance or other welfare benefits (“Welfare Benefits”) (other than disability benefits) that are incurred before the Closing Date shall be the sole responsibility of Seller. Claims of Continued Employees and their eligible beneficiaries and dependents for Welfare Benefits (other than disability benefits) that are incurred from and after the Closing Date shall be the sole responsibility of Purchaser and its Affiliates. For purposes of this paragraph, a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began. Claims of individuals receiving long-term disability benefits as of the Closing Date shall be the sole responsibility of Seller. Except as provided in the preceding sentence, claims of Continued Employees and their eligible beneficiaries and dependents for short-term or long-term disability benefits from and after the Closing Date shall be the sole responsibility of Purchaser and its Affiliates (but only to the extent the circumstances giving rise to such claim occurred on or after the Closing Date).

(f) Except and to the extent set forth in the Transition Services Agreement, all claims for health care and dependent care flexible spending account benefits submitted after the Closing Date for expenses incurred prior to the Closing Date by Continued Employees shall be paid by Seller’s or its Affiliates’ health care and dependent care flexible spending account plan to the extent permitted in accordance with the terms of such plan.

(g) Claims for workers’ compensation benefits arising out of occurrences prior to the Closing Date shall be the responsibility of Seller. Claims for workers’ compensation benefits for Continued Employees arising out of occurrences on or after the Closing Date shall be the responsibility of Purchaser.

(h) If any employees of Seller (as compared to those of the Company) shall be transferred to Purchaser or Company as a result of the transactions contemplated herein, the Purchaser, Seller and the Company agree to use the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320, such that (i) the Company and the Seller shall, upon request of the Purchaser, report on a predecessor/successor basis as set forth therein, (ii) the Seller will not be relieved from filing a Form W-2 with respect to any Continued Employee previously employed by it, and (iii) the Company will undertake to file (or cause to be filed) a Form W-2 for each such Continued Employee only with respect to the portion of the year during which such employees are employed by the Company that includes the Closing Date, excluding the portion of such year that such employee was employed by the Seller or its Affiliate.

(i) Except and to the extent set forth in the Transition Services Agreement, the Purchaser shall be responsible for complying with COBRA with respect to all Continued Employees and their qualified beneficiaries by reason of any such employees’ termination of employment, and except as required by applicable law the Seller shall not have any obligation or liability to provide rights under COBRA on account of any such termination of employment.

(j) In the event that this Section 5.09 conflicts with the terms of the Transition Services Agreement, the terms of the Transition Services Agreement shall control.

Section 5.10 Exclusivity.

From the date of this Agreement until the Closing Date or earlier termination hereof, none of Seller, the Company or any of their Affiliates (a) shall, directly or indirectly, through any of its Representatives or otherwise, take any action to solicit, initiate, seek, or encourage any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any third party (other than Purchaser or an Affiliate thereof designated by Purchaser) regarding any Acquisition Proposal (any such transaction being a “Third-Party Acquisition”) and (b) shall enter into any Contract with respect to any Acquisition Proposal, and each agrees that any such discussions or negotiations with respect to any Acquisition Proposal (other than with Purchaser) in progress shall have been terminated on or prior to the date hereof. Seller, the Company and their Affiliates, as applicable, shall be responsible for the conduct of each of their Representatives. Any of Seller, the Company or any of their Affiliates, as the case may be, shall notify Purchaser promptly of the existence or upon the receipt of any such proposal or inquiry by such party or any of its Representatives of any proposal for, or inquiry respecting, any Third-Party Acquisition by any Person that, following the date hereof, informs Seller or the Company in writing that it is considering making or has made such a proposal or inquiry. Such notice to Purchaser will indicate in reasonable detail the identity of the Person making the proposal or inquiry, including the identity of the ultimate parties in interest if known, and the terms and conditions of such proposal or inquiry. Unless the board of directors of Seller has received advice of counsel that it is required pursuant to fiduciary duties to act otherwise (in which case reasonable prior notice will be given to Purchaser), so long as this Agreement remains in effect and has not been terminated, neither Seller’s or the Company’s board of directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, its approval of this Agreement with respect to any Acquisition Proposal, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (other than as contemplated by this Agreement) or (iii) authorize Seller or the Company to enter into any agreement with respect to any Acquisition Proposal (other than as contemplated by this Agreement).

ARTICLE 6.

CONDITIONS TO CLOSING

Section 6.01 Conditions to Obligations of Seller.

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or written waiver by Seller (in its sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date (except for representations and warranties (x) subject to materiality or Material Adverse Effect qualifications, which shall be true and correct in all respects on the Closing Date and (y) made as of a specified date, which representations and warranties shall be true and correct only as of such specified date) except where the failure to be true and correct in all material respects (or, in the case of representations and warranties subject to materiality or Material Adverse Effect qualifications, to be true and correct in all respects) would not, individually or in the aggregate, materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder or under any agreements contemplated hereby (provided, that if the Closing occurs on the date of this Agreement, then notwithstanding the foregoing the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all respects as of the Closing Date); and (ii) the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects, and Seller shall have received a certificate from Purchaser to the effect of clause (i) and (ii) above signed by a duly authorized officer thereof.

(b) No Order or Violation. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits or permanently enjoins the consummation of the transactions contemplated by this Agreement. Neither the consummation nor the performance of any of the contemplated transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Seller or any Affiliate of Seller to suffer any material adverse consequence under any applicable Law or Governmental Order (or to be reasonably likely to result in a material violation of any applicable Law or Governmental Order that, to the knowledge of Seller, will become effective or has been published and is likely to become effective after the Closing Date).

(c) Regulatory Approvals. All of the approvals and consents of Governmental Authorities required to consummate the transactions contemplated by this Agreement including, without limitation, those approvals and consents set forth on Schedule 6.01(c) attached hereto, shall have been obtained.

(d) Closing Deliveries by Purchaser. Purchaser shall have delivered or caused to be delivered to the applicable Person all items required pursuant to Section 2.05.

Section 6.02 Conditions to Obligations of Purchaser.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or written waiver by Purchaser (in its sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date (except for representations and warranties (x) subject to materiality qualifications, which shall be true and correct in all respects and (y) made as of a specified date, which representations and warranties shall be true and correct only as of such specified date) except when the failure to be true and correct in all material respects (or, in the case of representations and warranties subject to materiality or Material Adverse Effect qualifications, to be true and correct in all respects) would not, individually or in the aggregate, materially impair or delay Seller’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder or under any agreements contemplated hereby (provided, that if the Closing occurs on the date of this Agreement, then notwithstanding the foregoing the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects as of the Closing Date); and (ii) the covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects, and Purchaser shall have received a certificate from Seller to the effect of clause (i) and (ii) above signed by a duly authorized officer thereof.

(b) No Order or Violation. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits or permanently enjoins the consummation of the transactions contemplated by this Agreement. Neither the consummation nor the performance of any of the contemplated transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Purchaser or any Affiliate of Purchaser to suffer any material adverse consequence under any applicable Law or Governmental Order (or to be reasonably likely to result in a material violation of any applicable Law or Governmental Order that, to the knowledge of Purchaser, will become effective or has been published and is likely to become effective after the Closing Date).

(c) Regulatory Approvals. All of the approvals or consents of Governmental Authorities required to consummate the transactions contemplated by this Agreement including, without limitation, those approvals and consents set forth on Schedule 6.01(c) attached hereto, shall have been obtained.

(d) Third-Party Approvals. All approvals and consents listed on Schedule 3.07 shall have been obtained to the satisfaction of Purchaser.

(e) Termination of Related Party Agreements and Other Agreements. Seller shall have caused all Related Party Agreements and all Liabilities of the Company under the Related Party Agreements to be terminated and shall have caused all powers of attorney with respect to Tax Matters of the Company to be terminated.

(f) No Material Adverse Effect. Since the date of this Agreement, there shall have occurred no Material Adverse Effect.

(g) Closing Deliveries by Seller. Seller shall have delivered or caused to be delivered to Purchaser all items required pursuant to Section 2.04.

ARTICLE 7.

INDEMNIFICATION

Section 7.01 Survival; Remedies for Breach.

(a) Except for: (i) the representations and warranties of Seller contained in Sections 3.01, 3.02, 3.03, 3.04, 3.05, 3.23 and 3.24 hereof and the representations and warranties of Purchaser contained in Sections 4.01 and 4.07 hereof, which representations and warranties of Seller and Purchaser shall survive the Closing indefinitely; (ii) fraud or intentional misrepresentation of any of the representations and warranties in this Agreement or any certification delivered in connection herewith, which shall survive the Closing indefinitely, (iii) the representations and warranties of Seller contained in Sections 3.18 (solely as related to federal and state income Taxes and federal employment Taxes), 3.20 and 3.28 hereof, which representations and warranties shall survive until sixty (60) days after the expiration of the applicable statute of limitations for third party claims related thereto, (iv) the representations and warranties of Seller contained in Section 3.19 hereof, which representations and warranties shall survive until the earlier to occur of the expiration of the applicable statute of limitations for third party claims related thereto and five (5) years following the Closing Date, and (v) the representations and warranties of Seller contain in Section 3.18 (other than as related to federal and state income Taxes and federal employment Taxes) hereof, which representations and warranties shall survive the Closing for a period of forty-two (42) months following the Closing, all representations and warranties made by Seller and Purchaser in this Agreement shall survive the Closing for a period of fifteen (15) months following the Closing. The covenants and agreements of a Party set forth in this Agreement which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. Except as otherwise provided in Section 7.01(b), following the expiration of the applicable period during which a representation and warranty or covenant survives the Closing as set forth in this Section 7.01(a) (such period with respect to such representation and warranty or covenant being hereinafter the “Survival Period”), the applicable representations and warranties and covenants shall be of no further force or effect. For the purpose of clarity, it is hereby confirmed that references to specific representations and warranties in this Agreement set forth in this Section 7.01(a) and elsewhere in this Article 7 shall also be deemed to refer to the remaking thereof as of the Closing Date pursuant to certificates delivered in connection with the Closing.

(b) Any representation or warranty or covenant that would otherwise terminate at the expiration of the applicable Survival Period with respect thereto shall, if the written notice referred to in Section 7.02(b) or Section 7.03(b), as the case may be, of the breach or inaccuracy thereof shall have been given to the Party against whom indemnification may be sought on or prior to the expiration of the applicable Survival Period, survive only with respect to the matters specified in such notice; provided that such survival shall only apply to the portion of any such representation or warranty or covenant with respect to which such breach or inaccuracy has occurred.

(c) After the Closing, the indemnities set forth in this Article 7 and the Tax indemnities set forth in Section 9.03 shall be the sole and exclusive remedies of the Parties with respect to any breach of any representation, warranty or covenant in this Agreement or in any agreement, certificate or instrument contemplated hereby; provided that nothing contained herein shall impair the right of any Party to compel specific performance by the other Party of its obligations under this Agreement or any other agreement contemplated hereby or to enforce the non-compete and other restrictive covenant provisions contained herein or any other agreement contemplated hereby, or limit the Purchaser's rights to recover damages for violation thereof, in any fashion available at law or in equity.

Section 7.02 Indemnification of Purchaser.

(a) Subject to the provisions of this Section 7.02 and the other Sections of this Article 7, following the Closing, Purchaser and each of its Affiliates (which after the Closing Date shall include the Company), officers, directors, stockholders, controlling Persons, Representatives, employees and agents (each hereinafter a “Purchaser Indemnified Party”) shall be indemnified by Seller from and against the amount of any and all Losses incurred or sustained by or imposed upon them with respect to or by reason of:

(i) any breach or inaccuracy of any representation or warranty made by Seller in this Agreement or any agreement or certificate delivered by or on behalf of Seller in connection with the Closing;

(ii) any breach by Seller of any of its respective covenants or agreements under this Agreement or any agreement or certificate delivered by or on behalf of Seller in connection with the Closing;

(iii) the matters set forth in Section 9.03(a); and

(iv) any liabilities for or related to either (1) Indebtedness of the Company (other than capitalized lease obligations of the Company which are disclosed in Schedule 3.14(a), if any) or (2) the Transaction Payment Amount, except in each case for amounts in respect of the Indebtedness of the Company or the Transaction Payment Amount which are (A) paid in connection with the Closing pursuant to Section 2.02, or (B) included in the final Closing Balance Sheet and related determination of final Net Working Capital pursuant to Section 2.07.

(b) Notwithstanding anything to the contrary in this Agreement, Purchaser Indemnified Parties shall not be entitled to indemnification under Section 7.02(a) with respect to any claim for indemnification under Section 7.02(a)(i) hereof, unless the applicable Purchaser Indemnified Party has provided Seller written notice of such claim, setting forth in reasonable detail the facts and circumstances pertaining thereto prior to the expiration of the applicable Survival Period.

Section 7.03 Indemnification of Seller.

(a) Subject to the provisions of this Section 7.03 and the other Sections of this Article 7, following the Closing, Seller and each of its Affiliates, officers, directors, stockholders, controlling Persons, Representatives, employees and agents (each hereinafter a “Seller Indemnified Party”) shall be indemnified by Purchaser from and against the amount of any Losses incurred or sustained by or imposed upon them with respect to or by reason of:

(i) any breach or inaccuracy of any representation or warranty made by Purchaser under this Agreement or any agreement or certificate delivered by or on behalf of Purchaser in connection with the Closing;

(ii) any breach by Purchaser of any of its covenants or agreements under this Agreement or any agreement or certificate delivered by or on behalf of Purchaser in connection with the Closing;

(iii) the conduct of the operations and business of the Company or ownership of any assets of the Company after the Closing ;

(iv) the matters set forth in Section 9.03(b); and

(v) (A) all letters of credit as well as any performance, bid, maintenance and other bonds posted by Seller or its Affiliates in connection with projects, jobs and other commercial obligations of the Company outstanding as of the Closing, (B) all outstanding commitments by Seller or its Affiliates to cause additional letters of credit or bonds to be issued on behalf of or for the benefit of the Company pursuant to contract bids or proposals outstanding and (C) all written guarantees of obligations of the Company by Seller or any of its Affiliates; provided, that the foregoing (A), (B) and (C) shall in no manner limit the rights of Purchaser to indemnification hereunder or otherwise in connection with claims against Seller arising out of issues with the contracts and other obligations of the Company underlying such letters of credit, bonds, commitments and guarantees.

(b) Notwithstanding anything to the contrary in this Agreement, Seller Indemnified Parties shall not be entitled to indemnification under Section 7.03(a) with respect to a claim for indemnification under Section 7.03(a)(i) hereof unless the applicable Seller Indemnified Party has provided Purchaser written notice of such claim, setting forth in reasonable detail the facts and circumstances pertaining thereto prior to the expiration of the applicable Survival Period.

Section 7.04 Procedures for Indemnification Other Than Third-Party Claims.

(a) If any Purchaser Indemnified Party or any Seller Indemnified Party (hereinafter an “Indemnified Party”) shall claim to have suffered a Loss (other than with respect to any claim asserted, demand or other Action by any Person who is not a party to this Agreement (any such claim asserted by any Person who is not a party to this Agreement is hereinafter a “Third-Party Claim”) for which indemnification is available under Sections 7.02, 7.03, or 9.03, as the case may be (for purposes of this Section 7.04, regardless of whether such Indemnified Party is entitled to receive a payment in respect of such claim by virtue of the provisions of Section 7.05 hereof), the Indemnified Party shall promptly notify the party required to provide indemnification (hereinafter an “Indemnifying Party”) in writing of such claim within the time periods provided in Section 7.02(b) or Section 7.03(b), as the case may be, which written notice shall describe the facts and circumstances giving rise to such Loss, the basis upon which indemnity is being sought, the amount or estimated amount of the Loss, if known or reasonably ascertainable at the time such claim is made (or if not then reasonably ascertainable, the maximum amount of such claim reasonably estimated by the Indemnified Party), and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred.

(b) If the Indemnified Party shall have received from the Indemnifying Party a written notice setting forth the Indemnifying Party’s objections to such claim and the Indemnifying Party’s reasons for such objection, then the parties shall negotiate in good faith for a period of ten (10) Business Days from the date the Indemnified Party receives such objection (such period is hereinafter referred to as the “Negotiation Period”). After the Negotiation Period, if the parties still cannot agree on the claim, the Indemnified Party may, at any time thereafter commence legal proceedings against the Indemnifying Party to enforce its rights to indemnification from and against any Losses described in the written notice described in Section 7.04(a) above.

(c) In the event that the Indemnified Party commences an Action in order to recover Losses hereunder, upon final determination of a court of competent jurisdiction with respect thereto, the non-prevailing party in such Action shall reimburse the prevailing party’s reasonable costs and expenses (including reasonable attorney’s fees) incurred in connection with such Action.

Section 7.05 Additional Limits on Rights to Indemnification.

(a) (i) Notwithstanding anything to the contrary in this Agreement, except for the obligation of Seller to indemnify and hold Purchaser Indemnified Parties harmless from Losses arising from a breach of the representations and warranties contained in Sections 3.01 through 3.05, 3.18 (solely as related to federal and state income Taxes and federal employment Taxes), 3.20, 3.23, 3.24, or 3.28 hereof, which obligation to indemnify shall not be subject to the limitations contained in this Section 7.05(a)(i), in no event shall Seller be liable for indemnification pursuant to Section 7.02(a)(i), Section 7.02(a)(iii) (as related to Taxes other than federal and state income Taxes and federal employment Taxes) or Article 9 (as related to Taxes other than federal and state income Taxes and federal employment Taxes) unless and until the aggregate of all Losses as to which Purchaser Indemnified Parties are entitled to indemnification thereunder exceeds Two Hundred Fifty Thousand U.S. Dollars ($250,000.00) (the “Basket Amount”), and after the aggregate amount of all such indemnifiable Losses exceeds the Basket Amount, Purchaser Indemnified Parties shall be entitled to indemnification only for such excess amount.

(ii) Notwithstanding anything to the contrary in this Agreement, except for the obligation of Seller to indemnify and hold Purchaser Indemnified Parties harmless from Losses arising from a breach of the representations and warranties contained in Sections 3.01 through 3.05, 3.18, 3.20, 3.23, 3.24, or 3.28 hereof, in no event shall the maximum liability of Seller for indemnification pursuant to Section 7.02(a)(i) exceed $4,000,000 (the “Cap”). In addition, in no event shall Seller be liable for Indemnifiable Losses pursuant to Section 7.02(a)(i), Section 7.02(a)(iii) and Article 9, in the aggregate, in excess of the Purchase Price, except with respect to (A) fraud or intentional misrepresentation of any of the representations and warranties made by Seller in this Agreement or any certification delivered in connection herewith, (B) breaches of the representations and warranties contained in in Sections 3.01 through 3.05, Section 3.18 (solely as related to federal and state income Taxes and federal employment Taxes) and Section 3.20, and (C) claims for indemnification pursuant to Section 7.02(a)(iii) (solely as related to federal and state income Taxes and federal employment Taxes) and Article 9 (solely as related to federal and state income Taxes and federal employment Taxes).

(b) Notwithstanding anything to the contrary in this Agreement, except for the obligation of Purchaser to indemnify and hold Seller Indemnified Parties harmless from Losses arising from a breach of the representations and warranties contained in Sections 4.01 and 4.07, which obligation to indemnify shall not be subject to the limitations contained in this Section 7.05(b), in no event shall Purchaser be liable for indemnification pursuant to Section 7.03(a)(i) unless and until the aggregate of all Losses as to which Seller Indemnified Parties are entitled to indemnification thereunder exceeds the Basket Amount, and after the aggregate amount of all such indemnifiable Losses exceed the Basket Amount, Seller Indemnified Parties shall be entitled to indemnification only for such excess amount; provided, that the Basket Amount shall not apply with respect to fraud or intentional misrepresentation of any of the representations and warranties made by Purchaser in this Agreement or any certification delivered in connection herewith.

(c) An Indemnified Party shall not be entitled to double recovery for any Losses. In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Loss shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant or agreement. Without limitation of the foregoing, an Indemnified Party shall not be entitled to indemnification for Losses (and the amount of any such Losses shall not be includable in determining whether the aggregate amount of the Losses exceeds the Basket Amount) if and to the extent that the amount of any Losses from any matter has been reflected as a deduction, decrease or exclusion in the calculation of the Closing Net Working Capital.

Section 7.06 Procedures for Third-Party Claims.

(a) Any Indemnified Party seeking indemnification pursuant to this Article 7 in respect of any Third-Party Claim shall give the Indemnifying Party from whom indemnification with respect to such claim is sought: (i) prompt written notice of such Third-Party Claim; and (ii) copies of all documents and information relating to any such Third-Party Claim within ten (10) days of their being obtained by the Indemnified Party; provided, that the failure by the Indemnified Party to so notify or provide copies to the Indemnifying Party shall not relieve the Indemnifying Party from any liability to the Indemnified Party for any liability hereunder except to the extent that such failure shall have prejudiced the defense of such Third-Party Claim.

(b) The Indemnifying Party shall have twenty (20) days (or such lesser time as may be necessary to comply with statutory response requirements for litigation claims that are included in any Third-Party Claim) from receipt of the notice contemplated in Section 7.06(a) to notify the Indemnified Party whether or not the Indemnifying Party will, at its sole cost and expense, defend the Indemnified Party against such claim. If the Indemnifying Party timely gives notice that it intends to defend the Third-Party Claim, it shall have the right, except as hereafter provided, but not the obligation, to defend against, negotiate, settle or otherwise deal with the Third-Party Claim and to be represented by counsel of its own choice, and the Indemnified Party will not admit any liability with respect thereto or settle, compromise, pay or discharge the same without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; provided, that the Indemnified Party may participate in, but not control, any proceeding with counsel of the Indemnified Party’s choice and at the Indemnified Party’s expense; provided further, that the Indemnifying Party may not enter into a settlement of any such Third-Party Claim without the consent of the Indemnified Party, unless such settlement requires no more than a monetary payment for which the Indemnified Party is indemnified by the Indemnifying Party or involves other matters not binding upon the Indemnified Party; and provided further that, in the event the Indemnifying Party does not agree in writing to accept the defense of such Third-Party Claim as provided above in this Section 7.06, then the Indemnified Party shall have the right to defend against, negotiate, settle or otherwise deal with the Third-Party Claim in such manner as the Indemnified Party deems appropriate, in its sole discretion, and the Indemnified Party shall be entitled to indemnification therefor from the Indemnifying Party to the extent provided under this Article 7. Notwithstanding the foregoing, if there is a conflict of interest in the defense of such action between the Indemnified Party and the Indemnifying Party, the Indemnified Party shall have the right to retain its own counsel for the defense or settlement of any such claim or demand and its reasonable costs and expenses shall be included as part of the indemnification obligations of the Indemnifying Party. If the Indemnified Party elects to exercise such right, the Indemnifying Party shall have the right to participate in the defense or settlement of such claim at its sole cost and expense. In any event, no Indemnified Party may compromise or settle any Third-Party Claim for which it is seeking indemnification hereunder without the consent of the Indemnifying party, which shall not be unreasonably withheld or delayed. This Section 7.06 shall not apply with respect to Tax Contests governed by Section 9.05(b) hereof.

Section 7.07 Effect of Indemnification.

Any indemnity payment made hereunder shall be treated by the Parties as an adjustment to the Final Purchase Price.

Section 7.08 Payment Mechanics.

The Escrow Account shall be available to the extent of the funds therein (plus any interest accrued thereon) to satisfy indemnification claims for recovery of Losses under this Article 7 and Section 9.03 asserted by any Purchaser Indemnified Party pursuant to a notice of claim given in accordance with the terms of this Agreement, in each case in accordance with the mechanics set forth in the Escrow Agreement. After any amount owed by Seller to the Purchaser Indemnified Parties for an indemnification claim is properly determined hereunder, if Seller's direction to the escrow agent is required under the Escrow Agreement then Seller shall direct such sums to be paid from the Escrow Account no later than five (5) days after the date of determination; provided, however, that in the event that the Escrow Account has been fully disbursed, and the sums claimed are not barred by the limitations set forth in this Article 7, then all of the sums so due and owing to the Purchaser Indemnified Parties shall be paid directly within five (5) days after the date of determination, subject to the limitations set forth in this Article 7. After any amount owed by Purchaser to Seller Indemnified Parties for an indemnification claim is properly determined hereunder, then all of the sums so due and owing to Seller shall be paid directly to Seller within five (5) days after the date of determination.

Section 7.09 Materiality Disregarded for Purposes of Determination of Losses.

(a) With respect to any breach of any representation or warranty, any qualifications or exceptions relating to materiality, Material Adverse Effect or any similar materiality qualifiers shall be disregarded for purposes of calculating the amount of Losses resulting therefrom (but not for purposes of determining whether a breach occurred) to which any Indemnified Party shall be entitled to indemnification hereunder with respect to such representations and warranties.

(b) In determining Losses for purposes of this Agreement, the Parties shall make appropriate reimbursements for insurance coverage to the extent of insurance proceeds actually received with respect to any indemnification claim, net of all costs and expenses incurred to collect such insurance. The Indemnified Party shall use reasonable commercial efforts to seek recovery under any such insurance policies and the Indemnified Party shall reimburse the Indemnifying Party for any Losses which they might have paid as a result of the indemnification, which is subsequently recovered by the Indemnified Party under any such insurance. The Indemnifying Party shall reimburse the Indemnified Party for any expenses incurred in connection with the activities contemplated in this Section to the extent not otherwise recovered by an Indemnified Party.

Section 7.10 Non-Reliance of Purchaser.

Except for the specific representations and warranties made by Seller herein (or in any certificate or agreement delivered in connection with the consummation of the transactions contemplated by this Agreement) (a) Purchaser acknowledges and agrees that (i) Seller is not making nor has made any representation or warranty, expressed or implied, at law or in equity, in respect of the Company or its business, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business of the Company, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company furnished to Purchaser or its Representatives or made available to Purchaser and its Representatives in any “data rooms,” “virtual data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement, or in respect of any other matter or thing whatsoever, and (ii) no officer, agent, representative or employee of Seller or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement (or in any certificate or agreement delivered in connection with the consummation of the transactions contemplated by this Agreement) and (b) Purchaser specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Seller has specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

ARTICLE 8.

TERMINATION AND WAIVER

Section 8.01 Termination.

This Agreement may be terminated at any time prior to the Closing Date:

(a) by Purchaser, effective upon written notice to Seller, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Seller or the Company which has caused any conditions set forth in Section 6.02 to not be able to be satisfied, such violation or breach has not been waived by Purchaser, and the breach has not been cured within thirty (30) days following Purchaser’s written notice of such breach; provided, that the right to terminate this Agreement under this Section 8.01(a) shall not be available to Purchaser if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(b) by Seller, effective upon written notice to Purchaser, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser which has caused any conditions set forth in Section 6.01 to not be able to be satisfied, such violation or breach has not been waived by

Seller, and the breach has not been cured within thirty (30) days following written notice from Seller of such breach; provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to Seller if any of Seller or the Company is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(c) by Seller or Purchaser, effective upon written notice, if the Closing shall not have occurred by January 31, 2014; provided, however, that if on January 31, 2014 the conditions to Closing set forth in Section 6.01(c) (Regulatory Approvals) or 6.02(c) (Regulatory Approvals) shall not have been satisfied but all other conditions to Closing shall be satisfied or shall be capable of being satisfied upon satisfaction of the condition to Closing set forth in such sections, then either party shall have the right to extend such outside date for not more than forty-five (45) additional days by notifying the other party in writing of such election solely for the purpose of obtaining necessary regulatory approvals; provided further, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(d) by Purchaser or Seller, effective upon written notice, if there shall be in effect a final, non-appealable order of a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated by this Agreement; provided that the right to terminate the Agreement under this Section 8.01(d) shall not be available to a Party who shall not have complied with its obligations under this Agreement if such non-compliance leads to the prohibition by the Governmental Authority; or

(e) by the mutual written consent of Seller and Purchaser.

Section 8.02 Effect of Termination.

In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto arising under or out of this Agreement except that the provisions of Section 5.03 (Confidentiality), this Article 8 (Termination), and Article 10 (General Provisions) shall survive the termination of this Agreement; provided that nothing herein shall relieve either Party from liability for damages of the other Party resulting from the breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

ARTICLE 9.

TAXES

Section 9.01 Preparation of Tax Returns; Payment of Taxes.

(a) Seller will cause the Company to file its income Tax Returns and all other required foreign, federal, state, provincial and local tax returns for the taxable periods of the Company ending on or prior to the Closing Date and shall pay the Taxes shown due thereon. All Tax Returns described in this Section 9.01(a) shall be prepared in a manner consistent with prior practice; provided, however, such Tax Returns shall take into account the impact of any elections under Section 338(h)(10) of the Code as permitted under this Agreement. Seller shall, prior to the filing of any Tax Returns required to be filed after the Closing Date, permit Purchaser to review and comment upon all such Tax Returns. Seller and Purchaser shall attempt in good faith mutually to resolve any disagreements regarding such Tax Returns prior to the due date for filing thereof. Any disagreements regarding such Tax Returns which are not resolved prior to the filing thereof shall be promptly resolved pursuant to Section 9.08 which shall be binding on the Parties.

(b) Following the Closing, Purchaser shall be responsible for preparing or causing to be prepared all Federal, foreign, State, provincial and local Tax Returns required to be filed by the Company for all taxable periods ending after the Closing Date. Purchaser shall file or cause to be filed all such Tax Returns and shall pay the Taxes shown to be due thereon; provided that, with respect to any Straddle Period (as defined below), Seller shall be liable for the Taxes allocated to the period beginning before the Closing Date and through and including the Closing Date, as set forth in Sections 9.01(c) and 9.02.

(c) With respect to any Tax Return required to be filed by Purchaser for or on behalf of the Company for or relating to any taxable year or period beginning on or before and ending after the Closing Date (a “Straddle Period”), Purchaser shall provide Seller with a copy of such Tax Return and a statement specifying the amount of Tax shown on such Tax Return that is allocable to Seller pursuant to this Article 9 and Section 10.01 (the “Straddle Period Statement”), together with appropriate supporting information, at least fifteen (15) days prior to the due date (including any extension thereof) for the filing of such Tax Return. The foregoing sentence shall not preclude Purchaser from making a Section 338(h)(10) election under the Code with respect to the Company. Seller shall pay Purchaser the amount of Tax set forth on the Straddle Period Statement for which Seller are liable pursuant to this Article 9 no later than two (2) days prior to the due date of any such Tax Return.

Section 9.02 Computation of Tax Liabilities.

To the extent permitted or required by law or administrative practice, the taxable year of Seller which includes the Closing Date shall be treated as closing on and include the Closing Date. For purposes of Section 9.01(c), where it is necessary to apportion between Seller and Purchaser a Tax liability of the Company for a Straddle Period (which is not treated under the immediately preceding sentence as closing on the Closing Date), such Tax liability shall be apportioned as follows:

(a) in the case of Taxes that are either: (i) based upon or related to income or receipts; or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), such Taxes shall be deemed equal to the amount that would be payable if the taxable year ended on and included the Closing Date; and

(b) in the case of Taxes not described in Section 9.02(a) that are imposed on a periodic basis and measured by the amount, value or level of any item (such as personal property taxes and real estate taxes), such Taxes shall be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the taxable period ending on (and including) the Closing Date, and the denominator of which is the number of calendar days in the entire taxable period.

Section 9.03 Tax Indemnity.

(a) Subject to the limitations set forth in Article 7, Seller shall indemnify and hold harmless each Purchaser Indemnified Party (within the meaning of Section 7.02(a)) from and against any and all Losses incurred or sustained by or imposed upon them with respect to, or by reason of:

(i) all Taxes imposed on the Company for or with respect to any taxable period ending on or prior to the Closing Date (a “Pre-Closing Period”), and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date (in the manner determined pursuant to Section 9.02);

(ii) all Taxes imposed on the Company under Treasury Regulations Section 1.1502-6 (or similar provisions of state, provincial, local or foreign law) as a result of being a member of any federal, state, provincial, local or foreign consolidated, unitary, controlled, combined or similar group with any of Seller or any other Person prior to or on the Closing Date or as the result of any tax sharing or tax allocation agreement entered into on or before the Closing Date;

(iii) any breach of the representations in Section 3.18;

(iv) any Taxes of Seller and its Affiliates;

(v) any Taxes imposed on the Company as the direct result of the Code section 338(h)(10) election or any Taxes imposed on the Company, Purchaser, or its Affiliates as a result of a failure of Seller to comply with any provision of this Agreement;

(vi) any Taxes imposed on Purchaser or the Company or their Affiliates as the result of, or with respect to Taxes imposed on or with respect to any amounts received in settlement or judgment of any claim, the proceeds of which are paid by the Company to the Seller, or the payment or accrual of any expense associated with such claim; and

(vii) Seller’s portion of Transfer Taxes, if any, as set forth in Section 10.01.

Seller indemnity obligations set forth in this Section 9.03(a) and Section 7.02(a)(iii), in each case as related to Taxes other than federal and state income Taxes and federal employment Taxes shall survive the Closing period of forty-two (42) months following the Closing.

(b) Purchaser shall indemnify and hold harmless each Seller Indemnified Party (within the meaning of Section 7.03(a)) from and against any and all Losses incurred or sustained by or imposed upon them with respect to, or by reason of (x) any Taxes imposed on the Company for or with respect to any taxable period beginning after the Closing Date, and, with respect to any Straddle Period, the portion of such Straddle Period deemed to begin the day immediately following the Closing Date (in the manner determined pursuant to Section 9.02) or (y) Purchaser's portion of Transfer Taxes, if any, as set forth in Section 10.01.

Section 9.04 Cooperation with Respect to Tax Returns.

Purchaser and Seller shall furnish or cause to be furnished to each other, and each at their own expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of any material provided, relating to the Company as is reasonably necessary for the filing of any Tax Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes. Purchaser shall provide Seller reasonable access to (including the right to make copies of) supporting books and records and any other materials in its possession that Seller may specify with respect to Tax matters relating to any taxable period ending on the Closing Date, until the relevant statute of limitations has expired.

Section 9.05 Tax Audits and Contest Provisions.

(a) In the event that Purchaser receives notice from any Tax Authority of any audit of any Tax Return or Taxes of the Company, Purchaser shall promptly provide written notice to Seller of the date on which such audit is to begin, but in no event later than thirty (30) days following the receipt by Purchaser of any such notice. In the event that Seller receives notice from any Tax Authority of any audit of any Tax Return or Taxes of the Company, Seller shall promptly provide written notice to Purchaser of the date on which such audit is to begin, but in no event later than thirty (30) days following the receipt by Seller of any such notice.

(b) The filing party of the Tax Return described in Section 9.02 that is subject to an audit, dispute, administrative, judicial or other proceeding (“Tax Contest”) shall control any audits, disputes, administrative, judicial or other proceedings related to Taxes with respect to which either Party may incur liability hereunder. Subject to the preceding sentence, in the event an adverse determination may result in a party having responsibility for additional Taxes, each party shall be entitled to fully participate in that portion of the proceedings relating to the Taxes with respect to which it may incur liability. For purposes of this Section 9.05(b), the term “participation” shall include (x) participation in conferences, meetings or proceedings with any Tax Authority, the subject matter of which includes an item for which such party may have liability hereunder, (y) participation in appearances before any court or tribunal, the subject matter of which includes an item for which a party may have liability hereunder, and (iii) with respect to the matters described in the preceding clauses (x) and (y), participation in the submission and determination of the content of the documentation, protests, memorandum of fact and law, briefs, and the conduct of oral arguments and presentations. Each party shall execute such consents and other documents, including power of attorney forms, as required by applicable law, to permit the participation provided for by this Section 9.05(b). Each party shall bear its own costs and expenses with respect to the Tax Contest or participation provided therein, provided, however, that such costs and expenses may be recovered as Losses to the extent provided by, and in accordance with this Agreement. With respect to any Tax Contest regarding a Tax matter for which Seller may have liability under this Agreement, Seller may require the party having control over the Tax Contest as provided in this Section 9.05(b) to contest such matter in an administrative or judicial proceeding, provided in such case, Seller shall be responsible for all the costs and expenses associated with the Tax matter for which Seller may be liable.

Section 9.06 Tax Basis Elections.

(a) With respect to the transactions contemplated by this Agreement, Seller shall cooperate with, and make with, Purchaser the joint election under Section 338(h)(10) of the Code with respect to the acquisition of the Stock of the Company pursuant hereto and shall cooperate with Purchaser in making an election under any analogous provisions of state, foreign or local Law, provided, that the election under any analogous provisions of state, foreign or local Law does not have a documented material adverse effect to Seller.

(b) At Closing, Seller shall deliver a duly completed and executed IRS Form 8023 making the Code section 338(h)(10) election with respect to the stock purchase of the Company. Purchaser shall execute such IRS Form and within ten (10) Business Days of the Closing submit such IRS Form to the IRS at the address specified with respect to such form. Purchaser shall provide Seller with a copy of such jointly executed form within ten (10) Business Days of its mailing to the IRS. Within thirty (30) days of the determination of the Final Purchase Price pursuant to Section 2.07 of this Agreement, Purchaser shall deliver proposed allocations schedules allocating the Aggregate Deemed Sales Price, as defined in Treasury Regulation Section 1.338-4, for the Company to the asset classes of the Company. The allocations schedules shall be reasonable and shall be prepared in accordance with Section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder, and this Section 9.06. The proposed allocation schedules shall be deemed accepted by Seller unless Seller delivers notice to Purchaser within ten (10) days of the delivery of such proposed schedules that it disagrees with all or part of such proposed allocation schedules. If Seller disagrees with the proposed allocation schedules, Seller and Purchaser shall work in good faith to arrive at agreeable allocations schedules that are in accordance with Code Section 338(h)(10) and the Treasury Regulations thereunder. If Seller and Purchaser cannot agree on the allocations schedules within twenty (20) days of Seller’s delivery of the notice specified in this section, Seller and Purchaser shall submit any remaining allocation issues to the Independent Accounting Firm which shall act as an arbitrator to determine, based solely on presentations prepared by Purchaser and Seller, and not by independent review, the remaining allocation issues. The decision of the Independent Accounting Firm shall be final and binding. All the fees and expenses of the Independent Accounting Firm shall be shared equally between Purchaser and Seller. Each of Seller and Purchaser shall prepare and timely file all its respective Tax Returns (including IRS Form 8883) and those of its Affiliates for federal, state, foreign and local Income Tax purposes in a manner consistent with the final allocation schedules as agreed to by the Parties or determined by the Independent Accounting Firm in accordance with this Section 9.06, unless otherwise directed by a final determination (within the meaning of Section 1313 of the Code or similar state, local or foreign law) of the applicable Governmental Authority. To the extent any adjustment to Purchase Price for the stock of the Company is made, each of the Parties will make corresponding adjustments to the Aggregate Deemed Sales Price and Adjusted Grossed Up Basis in accordance with Code Section 338(h)(10) and the Treasury Regulations promulgated thereunder and in a manner consistent with the final allocation schedules. Purchaser and Seller shall cooperate in good faith in responding to any such challenge in order to preserve the effectiveness of such allocation.

Section 9.07 Disputes.

Any dispute as to any matter covered by this Article 9 shall be resolved by the Independent Accounting Firm and the fees and expenses of such accounting firm shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand.

ARTICLE 10.

GENERAL PROVISIONS

Section 10.01 Expenses.

Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby; provided, however, that the Purchaser, on the one hand, and the Seller, on the other hand, shall each be responsible for the payment of fifty percent (50%) of all sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges (“Transfer Taxes”), of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement. The Purchaser and the Seller shall, and the Purchaser shall cause the Company to, cooperate in the preparation, execution and filing of all Tax Returns relating to Transfer Taxes which become payable in connection with the transactions contemplated by this Agreement. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily responsible therefor under applicable local law. Such party will use commercially reasonable efforts to provide such Tax Returns to the other party at least ten (10) days prior to the due date for such returns and, subject to timely delivery of the applicable Tax Returns other non-filing party shall deliver to the filing party a check payable to the applicable tax authority not less than three (3) days prior to the applicable due date for such Tax Returns for its fifty percent (50%) portion of the relevant Transfer Taxes.

Section 10.02 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly delivered, given, made and received): (a) if delivered in person, when delivered; (b) if delivered by facsimile, upon written confirmation of receipt of transmission (provided that such notice is also given or made in accordance with subparagraph (d) below); (c) if sent via email, as of the date received (provided that such notice is also given or made in accordance with subparagraph (d) below); and (d) if delivered by overnight courier, one (1) Business Day following the day on which such notice is sent, to the respective Parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified in a notice given in accordance with this Section 10.02):

(a) If to Seller:

Powell Industries, Inc.

8550 Mosley Drive

Houston, Texas 77075

Attn: Don R. Madison

Email: don.madison@powellind.com

Telephone No. 713-948-4915

Facsimile No. 713-947-4435

with a copy to:

Winstead PC

1100 JPMorgan Chase Tower

600 Travis Street

Houston, Texas 77002

Attn: Ross D. Margraves, Jr. and William R. Rohrlich, II

Email: rmargraves@winstead.com and wrohrlich@winstead.com

Telephone No. 713-650-2773

Facsimile No. 713-650-2400

(b) If to Purchaser:

Kapsch TrafficCom IVHS Inc.

8201 Greensboro Drive

Suite 1002

McLean, Virginia 22102

Attn: Christopher Murray and Janet Eichers

Email: chris.murray@kapsch.net and janet.eichers@kapsch.net

Telephone No. 703-885-1976

Facsimile No.: 703-790-9100

with a copy to:

Goldberg Kohn Ltd.

55 East Monroe Street

Suite 3300

Chicago, Illinois 60603

Attn: William R. Loesch

Email: william.loesch@goldbergkohn.com

Telephone No. 312-201-3969

Facsimile No.: 312-332-2196

Section 10.03 Headings.

The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.04 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 10.05 Entire Agreement.

This Agreement, together with all exhibits and schedules hereto, the Confidentiality Agreement and the other documents required to be delivered as closing conditions constitute the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings (including, but not limited to, that certain Letter of Intent dated September 23, 2013 by and between Kapsch TrafficCom Holding Corp. and Seller), both written and oral, among the Parties with respect to the subject matter hereof.

Section 10.06 Assignment.

This Agreement may not be assigned by operation of law or otherwise without the express written consent of Seller and Purchaser; provided, that the foregoing shall in no manner limit the rights of Purchaser to designate any Affiliate to purchase, acquire and accept all or any portion of the shares pursuant to Section 2.01 above (provided, however, that such designation shall not change or relieve Purchaser of any of its obligations and responsibilities hereunder).

Section 10.07 No Third-Party Beneficiaries.

This Agreement shall be binding upon and inure solely to the benefit of the Parties and their permitted assigns and, except as otherwise set forth herein, nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.08 Amendment.

This Agreement may not be amended or modified except: (a) by an instrument in writing signed Seller and Purchaser; or (b) by a waiver in accordance with Section 10.09.

Section 10.09 Waiver.

Any waiver of the provisions of this Agreement shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 10.10 Governing Law.

This Agreement shall be interpreted in accordance with and governed by the laws of the State of Delaware (without giving effect to any choice or conflict of laws provisions thereof).

Section 10.11 Conflicts.

In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

Section 10.12 Consent To Jurisdiction.

In the event of any controversy or claim arising out of or relating to this Agreement, each of the Parties irrevocably: (a) submits to the exclusive jurisdiction of any state or federal court sitting in Delaware; (b) waives any objection which it may have at any time to the laying of venue of any action or proceeding brought in any such court; (c) waives any claim that such action or proceeding has been brought in an inconvenient forum or that there is a more convenient forum for such action or proceeding; and (d) agrees that service of process or of any other papers upon such Party by registered mail at the address to which notices are required to be sent to such Party under Section 10.02 shall be deemed good, proper and effective service upon such Party.

Section 10.13 Waiver of Jury Trial.

Each Party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each Party hereto: (a) certifies that no representative, agent or attorney of any of the other Parties has represented, expressly or otherwise, that any of the other Parties would not, in the event of litigation, seek to enforce the foregoing waiver; and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 10.13.

Section 10.14 Public Announcements.

Prior to the Closing Date, Seller, the Company and Purchaser shall not issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Parties, withheld or delayed, unless disclosure is otherwise required by applicable Law or by the applicable rules of the Securities Exchange Commission or any domestic or foreign stock exchange, provided that, to the extent required by applicable Law, the Party intending to make such release shall use its best efforts consistent with such applicable Law to consult with the other Party with respect to the text thereof and to consider in good faith any proposed modifications thereto.

Section 10.15 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For the convenience of the Parties, any number of counterparts hereof may be executed, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. Facsimile transmission (including the e-mail delivery of documents in PDF format) of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original. This Agreement shall be effective as of the date first set forth above.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has executed, or has caused to be executed by its duly authorized representative, this Stock Purchase Agreement as of the date first written above.

SELLER:		PURCHASER:

POWELL INDUSTRIES, INC.		KAPSCH TRAFFICCOM IVHS INC.

By:	/s/ Don R. Madison	By:	/s/ Christopher F. Murray
Name:	Don R. Madison	Name:	Christopher F. Murray
Title:	Executive Vice President Chief Financial and Administrative Officer	Title:	President and Chief Executive Officer

		By:	/s/ Michael Hofer
		Name:	Michael Hofer
		Title:	Chief Financial Officer

Signature Page to Stock Purchase Agreement

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS:

Exhibit A	-	Form of Transition Services Agreement
Exhibit B	-	Form of Software and Trademark License Agreement
Exhibit C	-	Form of Release
Exhibit D	-	Form of Escrow Agreement

SCHEDULES:

Schedule 1.01(b)	-	Listing of Existing LOC/Bonds

Schedule 2.04(g)	-	Officer and Director Resignations

Schedule 2.07(a)	-	Sample Closing Balance Sheet and Calculation of Net Working Capital

Schedule 3.02	-	Jurisdictions of Organization and Foreign Qualification

Schedule 3.04(b)	-	Encumbrances

Schedule 3.04(d)	-	Officers and Directors

Schedule 3.06	-	Seller’s Required Approvals from Governmental Authorities

Schedule 3.07	-	Seller’s Conflicts for Contracts

Schedule 3.08(a)	-	Financial Statements

Schedule 3.08(b)	-	Notice from Account Debtor

Schedule 3.09	-	Liabilities

Schedule 3.10	-	Permits

Schedule 3.11	-	Insurance

Schedule 3.12	-	Litigation and Other Actions

Schedule 3.13	-	Compliance with Laws

Schedule 3.14(a)	-	Material Contracts

Schedule 3.14(b)	-	Material Contract Issues

Schedule 3.14(c)	-	Material Contract Effectiveness

Schedule 3.14(d)	-	Breach, Default, Non-Compliance of Material Contracts

Schedule 3.15(a)	-	Intellectual Property

Schedule 3.15(a)(ii)	-	Intellectual Property Issues

Schedule 3.15(b)	-	Intellectual Property Ownership Issues

Schedule 3.15(e)	-	Intellectual Property Requiring Third Parties

Schedule 3.15(f)	-	IT Contracts

Schedule 3.15(g)	-	Domain Names

Schedule 3.16(b)	-	Leased Real Property

Schedule 3.16(c)	-	Real Property Options

Schedule 3.17	-	Certain Events Since December 31, 2012

Schedule 3.18(a)	-	Tax Matters

Schedule 3.18(b)	-	Other Tax Matters

Schedule 3.19	-	Environmental Matters

Schedule 3.20(a)	-	Employee Plans

Schedule 3.21	-	Agreements with Employees

Schedule 3.22	-	Personal Property Leases

Schedule 3.24(a)	-	Related Party Agreements

Schedule 3.24(b)		Related-Party Agreements To Be Excluded From Termination Pursuant To Exhibit C Release

Schedule 3.25	-	Bank Account Information

Schedule 3.26	-	Customers

Schedule 3.27	-	Warranties for Products and Services

Schedule 4.03	-	Purchaser’s Required Approvals from Governmental Authorities

Schedule 5.01(b)	-	Actions Permitted prior to the Closing

Schedule 5.09(a)	-	Employees

Schedule 6.01(c)	-	Regulatory Approvals